UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




LTV

FORM 1-A/Amendment No. 3

07052142

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

LATIN TELEVISION, INC.
(Exact Name of Issuer as Specified in its Charter)


RECD S.E.C.
MAY 1 - 2007
1086

NEVADA
(State or Other Jurisdiction of Incorporation or Organization)

3111 NORTH UNIVERSITY DRIVE, SUITE 431
CORAL SPRINGS, FL 33065
954-255-5411
(Address, Including Zip Code and Telephone Number of Issuer's Principal Executive Office)

CHRISTOPHER P. FLANNERY, ESQ.
Astor, Weiss, Kaplan & Mandel, LLP
The Bellevue
200 South Broad Street
Philadelphia, PA 19102
215-790-0100
(Address, Including Zip Code and Telephone Number of Agent for Service of Process)


PROCESSED
MAY 0 2 2007
THOMSON
FINANCIAL

4833	**86-0890600**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon the order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.


LTV

PART I

NOTIFICATION

PART 1--NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Name	Position	Business Address	Home Address
Hans Jonas Pettersson	Director	3764 NW 124th Ave. Coral Springs, FL. 33065	Poststrasse 6 6300 ZUG Switzerland
Luis F. Baraldi	Director	3764 124th Ave. Coral Springs, FL. 33065	1059 West Heritage Club Drive Coral Springs, FL. 33483
Randall S. Appel	Director	3764 124th Ave Coral Springs, FL. 33065	12445 Rockledge Circle Boca Raton, FL. 33428

(b) the issuer's officers;

Name	Positions	Business Address	Home Address
Randall S. Appel	President Chief Executive Officer Treasurer	3764 124th Ave Coral Springs, FL. 33065	12445 Rockledge Circle Boca Raton, FL. 33428
Luis F. Baraldi	Chief Operating Officer Secretary	3764 124th Ave. Coral Springs, FL. 33065	1059 West Heritage Club Drive Coral Springs, FL. 33483

(c) the issuer's general partners; **NOT APPLICABLE**

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Name	Number of Shares*	Percentage Ownership	Business Address	Home Address
Hans Jonas Pettersson	10,809,676	43%	3764 NW 124th Ave. Coral Springs, FL. 33065	Poststrasse 6 6300 ZUG Switzerland
IFEX, NV	4,638,518	18%	Herengracht 478 1017 CB Amsterdam Netherlands	Not Applicable
Randall S. Appel	2,000,000	8%	3764 124th Ave Coral Springs, FL. 33065	12445 Rockledge Circle Boca Raton, FL. 33428
Active Media Services, Inc. Dba Active International	1,488,554	6%	One Blue Hill Plaza PO Box 1705 Pearl River, NY 10965	Not Applicable

* Note that the Issuer has only one class of equity securities outstanding, its common stock.

Name	Number of Shares*	Percentage Ownership	Business Address	Home Address
Blackjack International, Inc.	4,000,000	16%	14041 West Road Houston, TX 77041	Not applicable

* Note that the Issuer has only one class of equity securities outstanding, its common stock.

Total Shares Owned/Controlled by Record Owners of 5 percent or more: 22,936,748 or 91% of the Issuer's outstanding equity securities.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name	Number of Shares	Percentage Ownership	Business Address	Home Address
Hans Jonas Pettersson[1]	10,809,676	43%	3764 NW 124th Ave. Coral Springs, FL. 33065	Poststrasse 6 6300 ZUG Switzerland
Richard Johnson[2]	4,750,000	18%	14041 West Road Houston, TX 77041	14041 West Road Houston, TX 77041
Sharon Clayton[3]	4,638,518	18%	Herengracht 478 1017 CB Amsterdam Netherlands	Herengracht 478 1017 CB Amsterdam Netherlands
Kenneth Denos[4]	4,638,518	18%	Herengracht 478 1017 CB Amsterdam Netherlands	Herengracht 478 1017 CB Amsterdam Netherlands
Richard Meek[5]	4,638,518	18%	Herengracht 478 1017 CB Amsterdam Netherlands	Herengracht 478 1017 CB Amsterdam Netherlands
Randall S. Appel[6]	2,000,000	8%	3764 124th Ave Coral Springs, FL. 33065	12445 Rockledge Circle Boca Raton, FL. 33428
Alan S. Elkin[7]	1,488,554	6%	PO Box 1705 Pearl River, NY 10965	14 Sky Drive New City, NY 10956
Arthur Wagner[8]	1,488,554	6%	PO Box 1705 Pearl River, NY 10965	10 Croyden Lane New City, NY 10954
Lord Thomas Chandos[9]	1,488,554	6%	PO Box 1705 Pearl River, NY 10965	149 Gloucester Avenue London, NW1 8LA, UK

[1] Mr. Pettersson is a member of LTV's Board of Directors
[2] Mr. Johnson is the sole officer, director and stockholder of Blackjack International, Inc., a 16% stockholder of the issuer.
[3] Officer and director of IFEX, NV ("IFEX"), a 18% stockholder of the issuer.
[4] Officer and director of IFEX, an 18% stockholder of the issuer.
[5] Officer and director of IFEX, an 18% stockholder of the issuer.
[6] Mr. Appel is the President and chief Executive Officer of the issuer.
[7] Officer and director of Active Media Services, Inc.
[8] Officer and director of Active Media Services, Inc.
[9] Director of Active Media Services, Inc.

Name	Number of Shares	Percentage Ownership	Business Address	Home Address
Cedric Dempsey[10]	1,488,554	7%	PO Box 1705 Pearl River, NY 10965	6675 Neptune Place La Jolla, CA 92037
Peter Eio[11]	1,488,554	7%	PO Box 1705 Pearl River, NY 10965	70-3 Sill Lane Old Lyme, CT 06371

Total Shares Owned/Controlled by Beneficial Owners of 5 percent or more: 22,936,748 shares or 941 of the total equity securities outstanding.

(f) promoters of the issuer;

Name	Business Address	Home Address
Hans Jonas Pettersson	3764 NW 124th Ave. Coral Springs, FL. 33065	Poststrasse 6 6300 ZUG Switzerland
Luis F. Baraldi	3764 124th Ave. Coral Springs, FL. 33065	1059 West Heritage Club Drive Coral Springs, FL. 33483
Randall S. Appel	3764 124th Ave Coral Springs, FL. 33065	12445 Rockledge Circle Boca Raton, FL. 33428

(g) affiliates of the issuer;

Name	Business Address	Home Address
Hans Jonas Pettersson	3764 NW 124th Ave. Coral Springs, FL. 33065	Poststrasse 6 6300 ZUG Switzerland
Luis F. Baraldi	3764 124th Ave. Coral Springs, FL. 33065	1059 West Heritage Club Drive Coral Springs, FL. 33483
Richard Johnson	14041 West Road Houston, TX 77041	14041 West Road Houston, TX 77041
Randall S. Appel	3764 124th Ave Coral Springs, FL. 33065	12445 Rockledge Circle Boca Raton, FL. 33428
IFEX, NV	Herengracht 478 1017 CB Amsterdam Netherlands	Herengracht 478 1017 CB Amsterdam Netherlands
Sharon Clayton[12]	Herengracht 478 1017 CB Amsterdam Netherlands	Herengracht 478 1017 CB Amsterdam Netherlands

[10] Director of Active Media Services, Inc.
[11] Director of Active Media Services, Inc.
[12] Officer and director of IFEX, an 18% stockholder of the issuer.

Name	Business Address	Home Address
Kenneth Denos[13]	Herengracht 478 1017 CB Amsterdam Netherlands	Herengracht 478 1017 CB Amsterdam Netherlands
Richard Meek[14]	Herengracht 478 1017 CB Amsterdam Netherlands	Herengracht 478 1017 CB Amsterdam Netherlands

(h) counsel to the issuer with respect to the proposed offering;

The Company has retained Mr. Christopher Flannery of Astor Weiss Kaplan and Mandel, LLP, as special counsel specifically relating to the proposed offering.

Name	Business Address	Home Address
Mr. Christopher Flannery	Astor Weiss Kaplan and Mandel, LLP The Bellevue, 6th Floor 200 South Broad Street Philadelphia, PA 19102	2707 Landsdowne Drive Wilmington, DE 19810

(i) each underwriter with respect to the proposed offering; **NOT APPLICABLE**

(j) the underwriter's directors; **NOT APPLICABLE**

(k) the underwriter's officers; **NOT APPLICABLE**

(l) the underwriter's general partners; **NOT APPLICABLE**

(m) counsel to the underwriter. **NOT APPLICABLE**

ITEM 2. Application of Rule 262

To the best of the Company's knowledge, none of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The jurisdiction(s) in which the securities are to be offered by underwriters, dealers or salespersons pursuant to this Form 1-A are: **NOT APPLICABLE**

[13] Officer and director of IFEX, an 18% stockholder of the issuer.
[14] Officer and director of IFEX, an 18% stockholder of the issuer.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Domestically, Latin Television, Inc. (the "Company" or, the "Issuer") anticipates offering its securities directly without the use of underwriters or sales agents in the state of New York. The Company may also offer the securities outside of the United States in Europe to sophisticated investors in jurisdictions which allow the use of this Offering Statement once qualified by order of the Commission.

The Company intends to offer the securities directly through the Company's officers and directors, without payment of any sales commissions to them and only where allowed by law. The Company intends to offer the securities in the United States to accredited investors only, in the state of New York and in other states to be determined. The securities will be offered in connection with the Regulation A Offering Circular once the offering circular has been declared effective. The securities being offered internationally will be made to sophisticated investors in jurisdictions which allow the use of this Offering Statement once qualified by order of the Commission.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

The Issuer issued or sold the following unregistered securities during the past year:

On January 12, 2006, the Company issued 22,750,000 shares of restricted common stock to five individuals in repayment of loans made to the Issuer before June 30, 2005, at a conversion price per share of $0.013. This was the approximate closing price as quoted on the "pink sheets" on the last trading day before the conversion. At that point, the Issuer had 51,364,349 shares of common stock issued and outstanding. For the shares issued to persons within the United States, the Company relied on Rule 504 of Regulation D promulgated by the Securities and Exchange Commission (the "SEC") as the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"). For shares issued to persons outside of the United States, the Company relied on Regulation S under the Securities Act. These shares were issued as follows:

Issuer	Title & Amount of Securities[15]	Date	Aggregate Loan Converted	Persons Issued Securities	Exemption
Latin Television, Inc.	3,600,000	1/12/2006	$46,800	Abdul Rahmatulla	Rule 504
Latin Television, Inc.	3,000,000	1/12/2006	39,000	Charlie Cabana	Rule 504
Latin Television, Inc.	1,150,000	1/12/2006	14,950	David J. Osina	Rule 504
Latin Television, Inc	7,500,000	1/12/2006	97,500	Hossain Abdulla	Reg. S
Latin Television, Inc	7,500,000	1/12/2006	97,500	Zohair Abdulla	Reg S

On February 9, 2006, the Company completed a one new share for 100 old shares reverse stock split of the common stock, resulting in 515,007 shares issued and outstanding on a post reverse split basis. As a condition to the reverse stock split, the Issuer agreed to round-up any fractional shares to the next whole share, without payment of any consideration. As a result of the fractional share round-up, the Issuer issued a total of 50 shares of common stock in February and March 2006 to brokers for their customer accounts. The issuance of these shares did not constitute a "sale" under the Securities Act and therefore no registration or exemption was required.

On February 15, 2006, the Issuer entered into a reverse merger transaction (the "Merger") with New LTV Acquisition, LLC ("LTV Acquisition") under which the Issuer would issue a total of

[15] All securities issued were the Issuer's common stock.

20,000,000 post-reverse split shares to the principals of LTV Acquisition in exchange for the assets of LTV Acquisition (See Exhibit E-6, Material Contracts). The transaction between Old LTV and LTV Acquisition for the purchase of assets was valued at $1,525,000. In connection with the Merger, on February 15, 2006, the Issuer issued 3,554,000 restricted shares of common stock to IFEX, NV ("IFEX") and 16,446,000 restricted shares of common stock to Hans Jonas Pettersson ("Pettersson"), resulting in a total of 20,515,027 shares of common stock issued and outstanding. Subsequently, on or about July 31, 2006, Pettersson transferred 2,000,000 restricted shares of common stock to Randall Appel ("Appel"), LTV's President and Chief Operating Officer, 1,084,518 restricted shares to IFEX, and 1,488,554 restricted shares to Active Media Services, Inc. These shares were issued in connection with the Merger and Pettersson did not receive any consideration of any kind for these shares.
These shares of common stock were issued as follows:

Issuer	Title & Amount of Securities[16]	Date	Aggregate Offering Price	Persons Issued Securities	Exemption
Latin Television, Inc.	3,554,000	2/15/2006	$3,554	IFEX, NV	Section 4(2)
Latin Television, Inc.	16,446,000	2/15/2006	$16,446	Hans Jonas Pettersson	Section 4(2)

In connection with the Merger, Pettersson transferred certain of his shares of common stock without consideration to other stockholders, as follows:

Transferor	Title & Amount of Securities[17]	Date	Aggregate Offering Price	Persons Issued Securities	Exemption
Hans Jonas Pettersson	2,000,000	7/31/2006	$2,000	Randall Appel	"4(1)1/2"
Hans Jonas Pettersson	1,084,518	7/31/2006	$1,085	IFEX, NV	"4(1)1/2"
Hans Jonas Pettersson	1,488,554	7/31/2006	$1,489	Active Media	"4(1)1/2"

The "4(1) (1/2)" exemption is the term used to denote the sale of restricted stock by a non-issuer in a private transaction that would qualify as a Section 4(2) private transaction if done by an issuer. Mr. Pettersson did not receive any consideration for these shares, direct or indirect, so the transfers are being recorded at the consideration paid by Mr. Pettersson ($0.001 per share). These shares should have been issued directly to the transferees, but the parties had not yet finalized the number of shares to be received by each party in connection with the Merger.

On March 3, 2006, the Issuer issued 750,000 restricted shares of common stock to Mr. Richard Johnson in conversion of his then-outstanding preferred stock of the Company, in a private transaction pursuant to Section 4(2) of the Securities Act, resulting in 21,265,032 shares issued and outstanding. Mr. Johnson paid $100,000 for the original 750,000 shares of preferred stock. Because the Company issued these shares of common stock in conversion of outstanding preferred stock, the Issuer did not receive any additional consideration. These shares were issued as follows:

Issuer	Title & Amount of Securities[18]	Date	Aggregate Offering Price	Person Issued Securities	Exemption
Latin Television, Inc.	750,000	3/3/2006	Conversion	Richard Johnson	Section 4(2)

Further, on October 20, 2006, the Company issued 4,000,000 shares to Blackjack International, Inc., a company controlled by Mr. Johnson, in consideration of Mr. Johnson's assistance in arranging the Merger. This makes the total issued and outstanding on the date of this offering circular 25,265,032. These shares were issued as follows:

[16] All securities issued were the Issuer's common stock.
[17] All securities issued were the Issuer's common stock.
[18] All securities issued were the issuer's common stock.

Issuer	Title & Amount of Securities[19]	Date	Aggregate Offering Price	Person Issued Securities	Exemption
Latin Television, Inc.	4,000,000	10/20/2006	$4,000	Blackjack International	Section 4(2)

ITEM 6. Other Present or Proposed Offerings

Neither the Issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) There are no arrangements known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement who has prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its parents or subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The Issuer did not use any publication authorized by Rule 254 before the filing of this notification.

[19] All securities issued were the issuer's common stock.

PART II-OFFERING CIRCULAR

COVER PAGE

LATIN TELEVISION, INC.

(Exact name of Company as set forth in Charter)

Type of securities offered:	**Common Stock**	
Maximum number of securities offered:	**50,000,000 Shares**	
Minimum number of securities offered:	**10,000,000 Shares**	
Price per security:	**$0.10 per Share**	
Total proceeds: If maximum sold:	**$5,000,000**	If minimum sold: **$1,000,000**
(See Questions 9 and 10)		

Is a commissioned selling-agent selling the securities in this offering?	[ ] **Yes** [X] **No**
If yes, what percent is commission of price to public?	**Not Applicable**
Is there other compensation to selling agent(s)?	[ ] **Yes** [X] **No**
Is there a finder's fee or similar payment to any person?	[ ] **Yes** [X] **No** (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] **Yes** [X] **No** (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Issuer or individuals?	[ ] **Yes** [X] **No** (See Question No. 25)
Is transfer of the securities restricted?	[ ] **Yes** [X] **No** (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

ALL OF THE ISSUER'S PLANS DESCRIBED IN THIS OFFERING CIRCULAR ARE PREDICATED ON UPON RECEIVING AT LEAST THE MINIMUM OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES ARE OFFERED TO ACCREDITED INVESTORS ONLY.

This Company:

[ ] Has never conducted operations.

[ ] Is in the development stage.

[X] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
New York	Pending	Pending

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 103 pages.

THE COMPANY

1. Exact corporate name: **LATIN TELEVISION, INC.**

   State and date of incorporation: **NEVADA, 10/27/1992**

   Street address of principal office: **3764 NW 124th Avenue, Coral Gables, Fl 33065**

   Company Telephone Number: **(954) 255-5411**

   Fiscal year: **December/31**
   (month)/ (day)

   Person(s) to contact at Company with respect to offering: **Randall S. Appel**

   Telephone Number (if different from above): **(954) 255-5411**

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) The Company is Dependent Upon the Funding Provided by this Offering to Implement its Business Plan.

Latin Television, Inc. (the "Company" or "LTV") is dependent upon receiving the proceeds from at least the minimum offering ($1,000,000) (the "Minimum Offering") to implement its business plan. If the Company does not receive at least the Minimum Offering, it will be forced to find other sources of funding to remain in business. Presently, the Company is seeking other financing options, but the Company does not have any alternative financing in place.

(2) Limited Operating History

Since our inception, we have had very limited operations. Today, our overhead costs greatly outweigh our revenues and we need the proceeds of this Offering to continue in business. Our current operations are limited to uploading programming to Comcast Communications, Inc. ("Comcast"), which makes the Company's programs available on certain cable television systems. Accordingly, we do not have an extensive operating history upon which an evaluation of our prospects and us can be based. Due to our limited operating history, it is difficult or impossible for us to predict future results of operations. Moreover, due to our limited operating history, any evaluation of our business and prospects must be made in light of the risks and uncertainties frequently encountered by companies in high risk industries like entertainment and rapidly evolving markets such as ours. Many of these risks and uncertainties are discussed elsewhere in this section. We cannot assure you that we will be successful in addressing these risks and uncertainties. Our failure to do so could cause our business and financial results to suffer.

Future operating results will depend on many factors; including our ability to implement our business plan as outlined in this Offering Circular, which is dependent upon the Company raising at least the Minimum Offering of $1,000,000. An investor in our common stock must consider the risks and difficulties frequently encountered by companies in the entertainment, and more specifically, television industry. Specific risks to our business include our ability to provide the necessary programming to our future clients, the need to manage our operations, the continuing need to raise additional capital, the dependence upon and need to hire key executive personnel and the need to increase brand awareness.

To address these risks, we must, among other things, implement and successfully execute our business strategy, attract and retain qualified personnel experienced in the television industry, expand our presence in the entertainment marketplace, maintain and attract key executive management, respond to competitive developments, attract, retain and motivate qualified personnel and meet the expectations of our shareholders and future business associates, television stations and distributors.

As a result of the above factors, this is a high risk investment and you could lose your entire investment. The Shares being offered in this Offering Circular are speculative, involve a high degree of risk and are not an appropriate investment for persons who cannot afford the loss of their entire investment. You should carefully read and consider each risk factor in this section of this Offering Circular. We cannot give you any assurance that we will be able to successfully address one or more of the risk factors outlined in this section of the Offering Circular that could prevent us from achieving the milestones described in this Offering Circular and as a result render your investment worthless.

(3) **Losses to Date**

Since inception, we have incurred losses and as of December 31, 2006 had an accumulated deficit of ($3,643,973). Our unaudited financial statements, prepared by management, for the years ending December 31, 2006 and 2005, can be found beginning on Page 55 of this Offering Circular. You should carefully review the financial statements, keeping in mind that these financial statements have been prepared by management and have not been audited or reviewed by any accounting professional, independent or otherwise. We have a limited operating history, having purchased the assets of Latin Television Networks, Inc. ("Old LTV") in February 2006, when we merged with New LTV Acquisition LLC ("LTV Acquisition"), and as a result brought in the television programming operations which now provide the basis for our ongoing business. Our existing business operates at a loss and will continue to do so until we can generate sufficient advertising revenues. We are dependent upon receiving the proceeds from at least the Minimum Offering in order to generate additional advertising revenues. We can give no assurances that we will be able to generate sufficient cash flow to cover operating expenses. We are dependent upon the proceeds of this Offering to cover our operating losses as well as to implement our business plan as outlined below. We can also give no assurances that we will not encounter unanticipated expenses which could prevent us from maintaining operations. We operate in a rapidly changing business environment that involves many risks, some of which are beyond our control. There are many factors included in this risk factor section that could cause actual results to differ materially from results anticipated in forward-looking statements.

(4) **The Company May be Unable to Continue as a Going Concern**

Because of our financial situation, there is some doubt whether we can remain as a going concern. If we do not raise at least the Minimum Offering of $1,000,000 in this Offering, we will be forced to either close our business, find additional sources of financing or substantially curtail our operations. In addition, without a regular influx of new funds in the future, we will be unable to sustain our operations,

even if we raise the maximum of $5,000,000 in this Offering. Since we have not yet earned any material revenues, we will need additional funds in the near future. Since our financial position will not support bank financing or other conventional debt financing at this time, we expect to be required to sell additional shares of Common Stock to raise additional funds, thus resulting in further shareholder dilution. We expect to need to raise additional funds and we cannot assure an investor in this Offering that additional financing will be available on favorable terms, if at all. Should we not be successful in raising capital in this Offering or raising further capital, as to which no assurance can be given, we may not be able to continue our operations.

(5) The Company and the Company's Pre-Merger Management are being Sued by the Securities and Exchange Commission

Very recently, and well after the effective date of the Merger, the Company learned that the management of MegaMania Interactive, Inc. (the Company's former name) and the Company itself (under its former name, MegaMania Interactive, Inc.) were being sued by the Securities and Exchange Commission (the "Commission") on a variety of claims, including violation of the registration provisions of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"). In essence, the Commission alleges that the prior management sold shares of the Company's common stock without registration under the Securities Act or a proper exemption from such registration. Although, as of the date of this Offering Circular, the Company (under the name MegaMania) was still a defendant in that proceeding, we believe that the Company will be dismissed from this action without any liability. However, we can give no assurances that the Commission will dismiss the lawsuit or that the Company may not be somehow held liable for the Securities Act violation. If the Company was held liable, the Company could be forced to pay a fine or enter into a consent decree limiting its ability to sell its securities.

(6) LTV May be Unable to Increase its Market Size

In order to increase our advertising revenues from the very small amount presently earned, LTV needs to increase its market size by selling more advertising and being seen on more cable television systems or other distribution media (such as broadcast television, direct satellite broadcast and the like). We are dependent upon the funding from at least the Minimum Offering to hire marketing staff to market our programming to additional cable systems and to other distribution media. If it is unable to raise at least the Minimum Offering described in this Offering Circular, we will be unable to hire the marketing staff we need to continue in business.

(7) All of our competitors have greater resources and are more diversified than we are

LTV will be competing for advertising revenues and market share against networks that are significantly larger and more established than LTV. There has been consolidation in the media industry and our competitors include market participants with interests in multiple media businesses which are often vertically integrated and/or are part of large diversified corporate groups with a variety of other operations that can provide stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their media operations. In addition, these competitors have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, musicians, directors and other personnel required for production. The resources of these competitors also give them an advantage in acquiring other businesses or assets that we might also be interested in acquiring.

Further, we are smaller than all of our competitors. We compete with major U.S. and international television networks. The resources of the major networks may also give them an advantage in acquiring other businesses or assets, including television libraries, that we might also be interested in acquiring.

You also need to be acutely aware that the television industry is highly competitive and at times may create an oversupply of television programming in the market. The number of television programs released by our competitors may create an oversupply of product in the market and make it more difficult for our proposed programs to succeed commercially in the future. For this reason, and because of our very limited programming and advertising budgets, we have to be careful how we will market and distribute our programming, which may also reduce our potential revenues for a particular program. In addition to production or other delays that might cause us to alter our proposed program schedule, a change in the schedule of a major network or cable/satellite provider may force us to alter the air date of a program because we cannot always compete with a major network's larger promotion campaign. Any such change could adversely impact a proposed program's financial performance. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

(8) Our President and Chief Executive Officer, Mr. Appel, was a Director and Chief Operating Officer of Latin Television Networks, Inc., which went Bankrupt in 2003

Old LTV, whose assets the Company purchased from LTV Acquisition in the Merger, founded and developed the business that LTV is attempting to further develop and expand. Old LTV filed for bankruptcy in 2003 and LTV Acquisition bought the assets in that bankruptcy proceeding. Mr. Appel was initially a investor in, and later a director of Old LTV and still later became its Chief Operating Officer. He was a director and Chief Operating Officer at the time Old LTV filed for bankruptcy. Any investor should be aware of these facts and take them into consideration in making an investment decision.

(9) We must successfully respond to rapid changes in technology, services and standards to remain competitive

Technology in the video, telecommunications, radio, music and data services used in the entertainment and Internet industries is changing rapidly. Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage could have a negative effect on our businesses.

Examples of such advances in technologies include video-on-demand, satellite radio, new video formats and downloading from the Internet. For example, devices that allow users to view or listen to television or radio programs on a time-delayed basis and technologies, which enable users to fast-forward or skip advertisements, such as digital video recorders ("DVR's") (i.e., Tivo) and portable digital devices, may cause changes in consumer behavior that could affect the attractiveness of our proposed offerings to advertisers and could, therefore, adversely affect our possible revenues. In addition, further increases in the use of portable digital devices which allow users to view or listen to content of their own choosing, in their own time, while avoiding traditional commercial advertisements, could adversely affect our proposed future advertising revenues.

Cable television systems and direct-to-home satellite operators are developing new techniques that allow them to transmit more channels on their existing equipment to highly targeted audiences, reducing the cost of creating channels and potentially leading to the division of the television marketplace into more specialized niche audiences. More television options increase competition for viewers and

competitors targeting programming to narrowly defined audiences may have a material adverse impact on our possible future advertising and subscription revenues.

The ability to anticipate and adapt to changes in technology on a timely basis and exploit new sources of revenue from these changes will affect our ability to become profitable in the future.

(10) We May be Unable to Develop or Obtain Programming and Our Success Depends on the Commercial Success of our Television Programming, which is Unpredictable

If LTV cannot develop or obtain suitable Spanish language programming and content for its network, then distribution of our proposed future programming might be limited, which would also limit our proposed revenue sources, such as advertising, and proposed operations, which could also diminish possible future operations, market acceptance and ultimately our stock price.

Operating in the television industry involves a substantial degree of risk. Each program is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the future popularity of our proposed programs may depend on many factors, including consumer acceptance, the actors and other key talent, their genre and their specific subject matter.

The future possible commercial success of our television programming will also depend upon the quality and acceptance of similar type programming programs that our future competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change.

We cannot predict the future effects of these factors with certainty, any of which factors could have a substantial material adverse effect on our future proposed business, results of operations and financial condition.

(11) Cancellation of Advertising

LTV expects to earn the majority of its possible future revenues from the sale of advertising time. Cancellations, reductions or delays in purchases of advertising could occur for numerous reasons such as an economic downturn; an economic downturn in one or more industries or in one or more geographic areas; changes in population, demographics, audience tastes and other factors beyond our control; or a failure to agree on contractual terms.

Also LTV intends to compete for audiences and advertising directly with other television networks and competition can change rapidly and unpredictably in any particular geographic market. As a result of this competition, or the types of unforeseeable circumstances listed above, LTV's future audience ratings, future possible market shares and future advertising revenues (if any) may be adversely affected, which would have a material adverse effect on LTV possible future revenues and ultimately our ability to stay in business.

(12) Loss of Certain Strategic Relationships

We expect that LTV's possible future business will rely largely on establishing and maintaining future strategic relationships in the areas of advertising sales and content development, which we have to develop. If these possible future relationships (if established) should be lost, LTV would have to obtain

content and advertising revenue from other sources, which would have a long term material adverse effect on LTV's possible future revenues and ultimately our ability to stay in business.

(13) Federal Communication Commissions Regulation

Our business is directly and indirectly subject to regulation by the Federal Communications Commission (the "FCC"). Should the FCC through its regulatory authority impose fines, revoke licenses of carriers of LTV content, or impose new regulations that might make it difficult for LTV to distribute its proposed future content, would have a long term material adverse effect on LTV's possible future revenues and ultimately our ability to stay in business.

(14) A Significant Part of LTV Proposed Future Content will Come from Two Sources

We expect that LTV's possible future content will come from its relationships with Baral, Inc. and 3Circles Media. Baral's proposed role is to develop and provide original content to LTV. We intend that 3Circles Media will provide LTV with proposed future interactive content. If either of these relationships is lost, it could result in LTV lacking sufficient or appropriate content in the future to obtain sufficient distribution of its content.

(15) Due to the Assimilation of the Hispanic Population, Consumer Preferences May Change

According to the *"Mas Media Tres, A White Paper on the Hispanic Media Opportunity"* , April 2005, while currently more than 60% of the Hispanic market prefers its media programming to be in Spanish, this preference could change for any number of reasons currently unforeseen to us. Such a shift in consumer preference could have a material adverse affect on LTV's proposed future operations, future market acceptance and ultimately our stock price.

The extent to which people of Hispanic origin begin to prefer to speak English over Spanish would certainly have an impact on Spanish language media channels' audiences, such as the programs proposed to be distributed by LTV. If people of Hispanic origin prefer English language programming over Spanish language programming, the possible future success of LTV's business model would be severely limited and LTV's operations, market acceptance and ultimately our stock price would be materially adversely affected.

(16) Changes to the U.S. Economy Could Erode Hispanic Purchasing Power

If changes to the U.S. economy relating to foreign trade and energy costs result in a reduced purchasing power among the U.S. Hispanic population, it may become difficult to sell advertising on LTV's proposed network, which would have a material adverse affect on LTV proposed future operations, future possible market acceptance, our ability to stay in business, and ultimately our stock price.

(17) The U.S. Hispanic population is concentrated geographically

A disproportionately large percentage of all U.S. Hispanics live in three markets: Los Angeles, New York and Miami-Fort Lauderdale. The top ten U.S. Hispanic markets collectively account for more than half of the U.S. Hispanic population. LTV's future possible revenues may be similarly concentrated in these key markets. As a result, an economic downturn, increased competition, or another significant

negative event in these markets could reduce our possible future revenues and future results of operations (if any) more dramatically than other companies that do not depend as much on these markets.

(18) **We have an Accumulated Deficit and we have a Limited History of Operations as a Television Network**

We have incurred losses in each operating period since our inception, and we expect to continue to experience losses in the future, which would adversely affect future financial results from proposed operations and stockholder value, and there is a substantial risk that we may never become profitable.

As of December 31, 2006, we had an accumulated deficit of ($3,643,973), all of which related to our limited ongoing operations. We can give no assurances that our management will be successful in managing the Company as a television network, expanding current limited operations or continuing in business at all.

(19) **We expect to have a need for Additional Financing in the Future**

As of December 31, 2006, we had a cash balance of $33,258. Our history of recurring losses from operations raises a substantial doubt in the future about our ability to continue as a going concern. We can give no assurances that we will ever have adequate capital resources to fund planned future operations or that any funds will be available to us when needed, or if available, will be available on favorable terms or in amounts we require. If we are unable to obtain adequate capital resources to fund our network operations, we may be required to delay, scale back or eliminate some or all of our proposed future (as well as current) operations, which would have a material adverse effect on our proposed future business, future results of proposed operations and ability to operate as a going concern.

Our business requires a substantial investment of capital, more than is available in this Offering, even if the Company were to sell the maximum offering of $5,000,000 (the "Maximum Offering") through this Offering Circular. Our proposed future production, acquisition and distribution of programming will require a significant amount of capital. We expect that a significant amount of time may elapse between our proposed future expenditure of funds and the receipt of any commercial revenues from our programming, if any. In the future, we expect that this expected time lapse will require us to fund our capital requirements from private parties, institutions other sources, such as this Offering. Although we proposed to reduce the possible risks of our possible future programming exposure through what we intend to be strict financial guidelines and expected prompt payments from advertisers, stations, and other customers, we cannot assure you that we will ever be able to implement these arrangements or that we will not be subject to substantial financial risks relating to the intended production, acquisition, completion and release of future programming. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

In summary, we may not be able to obtain funding to meet our proposed future operational requirements. If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our possible future business, future results of operations or financial condition.

(20) **Penny Stock Regulation**

Our common stock is deemed to be a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges

or quoted on the NASDAQ Stock Market. Trading in our common stock is subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, these rules require the delivery, before the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market.

The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks.

Consequently, the "penny stock rules" may restrict the ability of broker-dealers to trade our securities. Considering that our common stock currently has a bid price of $.45 cents with little or no volume, there can be no assurance that our stock will ever qualify as a non-penny stock, or maintain such a status.

(21) **The "Pink Sheets" has a Limited Trading Market**

There is a very limited public market for our shares which may make it difficult or impossible for you to be able to sell your shares of Common Stock at any time, even in an emergency. Although we currently trade on the Pink Sheets under symbol "LTVI," there is presently a limited public market for the Shares. We can give no assurances that a trading market for our common stock will ever develop or, if such a market develops, that it can be sustained. Accordingly, investors may have to hold their securities indefinitely and may have difficulty in selling such securities if a sustained trading market does not develop. In the event a sustained trading market does develop, there can be no assurance it will provide liquidity to investors.

The Company is offering these shares of common stock offered pursuant to exemptions from registration under federal securities laws and registration under the laws of certain states. The purchase of Shares, therefore, should be considered only as a long-term investment.

(22) **Risks of Litigation**

The nature of the television industry is such that claims from third parties alleging infringement upon their rights to characters, stories, concepts or other intellectual property are common. Due to our limited history, it is likely that we could receive such claims at some point in the future following release of proposed future programming by us. Such claims could have material adverse impact on our future possible results from proposed operations.

We can give no assurances that other parties may not assert infringement or invalidity claims (or claims for indemnification resulting from infringement claims), or that any assertions or prosecutions will not materially adversely affect our proposed future business, future financial condition or possible future results of operations. Irrespective of the validity or the successful assertion of such possible claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on our business, financial condition or results of operations.

(23) **One of our Directors Owns a Large Portion of our Common Stock**

As of the filing date, Hans Jonas Pettersson, one of our directors, beneficially owns approximately 51% of our outstanding Common Stock. This concentration of our common stock ownership, combined with Mr. Pettersson's position as a member of our Board of Directors, substantially reduces the ability of other shareholders to impact matters requiring shareholder approval, or cause a change in control to occur. As a result, Mr. Pettersson, acting alone, is able to exercise sole discretion over all matters requiring shareholder approval, including the election of the entire board of directors and approval of possible future corporate transactions, including a possible future acquisition. Such concentration of ownership may also have the effect of delaying or preventing a change in control or impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

(24) **Fluctuation of Operating Results**

Our possible future revenues and results of future operations will be significantly dependent upon the timing of proposed future programming releases and the possible future commercial success of the programming we propose to distribute, none of which can be predicted. Accordingly, our possible future revenues and possible results of future operations may fluctuate significantly from period to period (assuming the Company generates any revenues), and the results of any one future period may not be indicative of the results for any other future periods.

In accordance with generally accepted accounting principles and industry practice, once we begin t6o produce programming, which cannot be assured, we intend to amortize future proposed programming costs using the individual-program-forecast method under which such costs are amortized for each program in the ratio that revenue earned in the current period for such title bears to management's estimate of the total revenues to be realized from all media and markets for such title.

(25) **Difficulties with Relationships Impacting Organized Labor may Adversely Impact our Earnings and Ability to Complete Television Projects or Provide Programming**

The Screen Actors Guild, of which many actors in the television industry are members, bargains collectively with producers on an industry-wide basis from time to time. Similarly, many other classes of personnel required to complete a program bargain collectively through guilds and unions. There is no assurance that, if we begin to produce programming (which cannot be assured), labor difficulties will not adversely affect the production of such proposed future programs.

(26) **We are Subject to Risks Caused by the Availability and Cost of Insurance**

Changing conditions in the insurance industry have affected most areas of corporate insurance. These changes have equated to higher premium costs, higher deductibles and lower insurance coverage limits. Assuming we raise sufficient funds in the Offering or otherwise obtain funding, we intend to obtain insurance policies standard in the television industry, including general liability insurance and other programming-related insurance. There is no way to know how comprehensive our proposed future coverage may be or how such a loss might impact the possible future operations of the Company.

(27) **We have an Important Strategic Relationship with Baral, Inc., an Affiliate of Mr. Luis Baraldi, one of our Officers and Directors, Which Could Pose a Conflict of Interest**

Mr. Luis Baraldi, an officer and director of the company, is also an officer and control person of Baral, Inc. ("Baral"), one of the Company's most important strategic partners and the source of most of the company's existing and proposed future programming. Because of the importance of the relationship with Baral, all of the Company's negotiations with Baral are handled by Mr. Appel, on the Company's behalf, and another executive at Baral, for Baral. Mr. Baraldi abstains from the deliberations and voting on any matters regarding Baral that come, or will come, before the Company's Board of Directors.

(28) **Leverage Risks**

The degree to which we might become leveraged may require us to dedicate a substantial portion of our possible future cash flow to the payment of principal of, and interest on, our possible future indebtedness, reducing the amount of possible future cash flow available to fund proposed television programming costs and other proposed future operating expenses. Additionally, the degree to which we might become leveraged may adversely affect our ability to obtain possible additional financing, if necessary, for such future operating expenses, to compete effectively against proposed competitors with greater financial resources, to withstand downturns in our proposed business or the economy generally.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Latin Television, Inc. ("LTV" or the "Company") is a Spanish language media company with limited current operations. Currently, the Company uploads Spanish language television programming to which it has the rights to Comcast Communications, Inc. ("Comcast"), which makes this content available to subscribers of its Spanish language "package" in certain markets. The Company pays Comcast a fee for uploading the content and making it available (currently $25,000 per month) and earns advertising revenue from ads shown on its programs. Current advertising revenues cover only about 10% ($2,500) of its fees to Comcast. We are the surviving company of a merger between LTV Acquisition, LLC ("LTV Acquisition") and LTV (the "Merger") (described in more detail below). LTV's proposed plan is to build a Spanish-language television network in the U.S. LTV anticipates that its revenues should come from the sale of advertising time to companies and individuals interested in advertising to the U.S. Hispanic market.

Initially founded in January 1992 as Edmar, Ltd. for the purpose of acquiring a communications entity, the Company became Transtar Communications in 1998. The Company changed its name to MegaMania Interactive, Inc. in 2002. In 2006, a new management team consisting of the Company's current management took over the Company. At that time, the Company had no operations; we acquired an operating business in the Merger.

The Merger

The Company, through the Merger with LTV Acquisition, bought the assets, including the existing operating business, of Latin Television Networks, Inc. ("Old LTV"), which had been in operation since its inception in 1999. Old LTV was originally launched as a 24/7 music channel broadcasting on a five thousand watt antenna in Long Island City, New York. Old LTV expanded its distribution by completing an agreement with Time Warner Cable covering 1.5 Million cable households in the metro New York City. Old LTV produced revenue of nearly $1.4 million before the terrorist attacks on 9/11/2001. At that point, revenue dropped to almost zero as advertisers cancelled fourth quarter advertising commitments.

Old LTV went into bankruptcy protection in 2003. Despite the bankruptcy, Old LTV maintained a 24/7 on-air presence and has never been off the air since 1999. Mr. Randall Appel, the President, Chief Executive Officer and a director of LTV was a director and Chief Operating Officer of Old LTV at the time of the bankruptcy filing. Jonas Petterssonn, a director of the Company, formed LTV Acquisition in 2004 to purchase the assets of Old LTV (the "Old LTV Assets") in the bankruptcy proceeding. LTV Acquisition purchased the Old LTV Assets in the bankruptcy proceeding in 2006. The Old LTV Assets consist of the legacy program library, the LTV trademark and name and the distribution agreement with Adelphia Cable (now Globecast, an affiliate of Comcast).

In February 2006, LTV Acquisition merged with the Company in a transaction whereby the Company issued 20,000,000 shares of common stock to Jonas Pettersson, the sole member of LTV

Acquisition, in exchange for the Old LTV Assets. The Company then changed its name to Latin Television, Inc.

Existing Operations

The Company's programming is available on channel 629 of the Comcast Digital Cable system in New York. The company pays Comcast $25,000 per month for access, but earns only $2,500 in revenue each month.

Proposed Operations

All of LTV's proposed operations in this Offering circular are dependent upon LTV raising at least the Minimum Offering of $1,000,000 in this Offering. From the date of the Merger to the present, the Company has borrowed monies from stockholders (such as IFEX) and others. LTV's plan is to create a Spanish-language media company targeting the 18 to 39 year-old U.S. Hispanic market, which we believe is an untapped demographic. By doing so, LTV's proposed plan is to seek to develop market share by obtaining distribution of its content in markets where the U.S. Hispanic population is concentrated in an effort to develop advertising revenues and broadcast revenues. LTV plans to create an advertising based revenue model that departs from the existing English and Spanish networks that are driven by the fees paid to content providers by cable systems, satellite providers and independent station owners. The advent of compression technology, which in essence breaks up the existing analogue band into digital bands, increases the visual and sound quality and quantity of programming deliverable over a particular band, resulting in digital delivery of standard and high definition programming to satisfy the marketing programs put in place by the cable systems and satellite providers today. Using this technology, cable systems and satellite providers can now deliver 500 channels of programming (and possibly up to 1000 channels of programming) rather than the existing 100 channels. We believe that this will create a new market for proposed content providers like LTV to launch more market specialized programming in the future (sometimes referred to as "narrow-casting") while not relying on the cable systems, satellite providers or individual station owners to pay for our content.

In our opinion, it is not realistic to expect in the future that cable systems or satellite providers will be able to pay large sums of money to an increased number of content providers without being able to continue to raise their rates to their customers. In our own study of the market, we have come to the conclusion that cable systems and satellite providers are looking for ways to customize their offerings to the consumer which will allow them to charge more for their services.

LTV's intent is to produce proposed original programming that reflects the interests of our proposed market. The market has been identified in the Hodge White Paper as the 18 to 39 year old market segment of the U.S. Hispanic market. We believe that this market currently has the highest disposable income of Spanish-speaking television viewers in the United States. We also believe that this market has been historically underserved by the major advertisers in the United States. It is our goal to provide a programming platform to facilitate the major U.S. advertisers to cross over into the young Hispanic market.

Additionally, our proposed goal and marketing strategy will be to offer our possible future advertising clients multiple platforms to reach this market. As part of our proposed strategy, LTV has begun working with streaming internet content providers, such as 3Circles Media (described below) to create ancillary platforms for advertisers' commercials to reach our target market. We have not yet developed any content or earned any revenues from this proposed business.

We believe that our current minimal revenues can be attributed to a lack of a sales force as well as the necessity to keep overhead low and produce only the necessary programming to keep LTV on the air. Our existing advertising clients consist of local ethnic businesses, restaurants and professionals, which generate only about $2,500 per month. As a result of the Merger, the Company has a library of existing legacy programming to upload and earn advertising revenue. The Company plans to begin accepting pre-paid infomercials and per inquiry advertising to generate some revenue until we can hire a proper sales force and we are able to move forward with our proposed schedule of planned programming. Under our agreement with Baral Group, Inc., Baral is also supplying LTV with new original programming on a limited basis. We intend to be able to hire a sales force once the Company receives the proceeds of at least the Minimum Offering of $1,000,000. If the Company does not raise at least the Minimum Offering of $1,000,000 in this Offering, the Company may be forced to put its plans on hold or cease operations.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The LTV Proposed Platform and Programming

PLEASE NOTE THAT LTV IS DEPENDENT UPON RAISING AT LEAST THE MINIMUM OFFERING OF $1,000,000 IN THIS OFFERING TO FUND THE PROPOSED NEW PROGRAMMING AND EXPANDED DISTRIBUTION DESCRIBED BELOW. Our proposed line-up of future programming (described in this Offering Circular as the "LTV Platform") is intended to include family oriented and film content strategies such as customized sports shows, customized news, soap operas, interactive shows, sitcoms and soccer games. A "Platform" refers to the Company's operating philosophy, specifically the type of shows with which it intends to be involved and the identification of our main demographic. The Company plans to focus on the acculturated U.S. Hispanic market. We hope this niche strategy will generate a demand for advertising time and allow the Company to charge a reasonable price for such advertising. Unless the Company raises at least the Minimum Offering of $1,000,000 in this Offering, the Company will be forced to find other sources of funding, which may not be available; in which case the Company will be unable to implement these plans.

Upon the closing of at least the Minimum Offering of $1,000,000 in this Offering, the Company expects to use approximately $560,000 of the proceeds to produce a core of future original programming that we propose will create an identity for the Company. Please see "Use of Proceeds" on page 34, below. This proposed core programming is expected to consist initially of six hours per week of news and sports news programs to be produced by Baral (described below). Baral is currently providing new original programming on a limited basis to supplement the Company's legacy programming. We intend that the remainder of the proposed LTV schedule will consist of sporting events, movies, music/pop culture programming and children's and educational programming including community service shows.

We believe that, historically, Spanish language programming has been dedicated to address the needs of a 45 to 60 year old female demographic, which is predominantly first generation Hispanic. Hence the overwhelming number of telenovelas (soap operas). LTV will attempt to reach a much

younger bi-lingual audience, proposing to focus on an 18 to 39 year old demographic. This demographic has a pronounced tendency to be a second and third generation Hispanic.

We propose to do this with more current and age relevant programming. We intend to focus on such events as extreme sports, soccer, basketball, ultimate fighting and other sports-related programming. Additionally, we plan to produce educational programming for children, entertainment programming such as comedy, drama, news, travel and special events. Note that we are dependent on the proceeds of at least this Offering to implement this proposed business strategy.

Distribution

LTV has used the Hodge White Paper as a guide to understanding the U.S. Hispanic population growth and specifically markets where Hispanic population is growing the fastest in the United States. LTV has identified the top twenty of those markets for possible expansion.

Assuming we raise the Maximum Offering of $5,000,000 through this Offering Circular, LTV plans to enter into a minimum of six local management agreements ("LMAs"), under which LTV would assume the programming and operational responsibility of so far unidentified local broadcast television stations. The Company would decide upon these proposed LMAs based on both Hispanic population density and the potential market penetration for possible cross over viewer ship. Note that the Company does not have any LMAs yet and is dependent on the proceeds of the maximum Offering of $5,000,000 to implement this part of its business plan.

Non-network station owners (known as "independents") have the constant worry of how to program their channel or network. Programming is the single largest expense independents have on an ongoing basis. LTV intends to create a format for them to use as little as eight hours a day, up to 24 hours a day of our content. We expect that, under these circumstances, LTV would receive in return a minimum of 60% of the available commercial time per hour for national sales spots, which is negotiable. **NOTE THAT LTV HAS NOT ENTERED INTO ANY LMAS AT THIS TIME AND IS DEPENDENT UPON RECEIVING THE PROCEEDS OF THE MAXIMUM OFFERING TO DEVELOP THIS FUTURE PROPOSED BUSINESS.**

Another aspect of distribution is cable television. LTV can currently be seen on Channel 629 of the Comcast (formerly Adelphia) system. It also can be seen on the Cablevision system in New Jersey and some parts of New York not covered by Time Warner Cable. We are actively seeking carriage on a basic package of the Comcast systems in areas not covered by the former Adelphia system, but we have no agreements in place or proposed at this time. We are dependent on the raising of at least the Minimum Offering of $1,000,000 to provide sufficient financial resources to implement any of our proposed plans. The Company plans to create a marketing package that can be used to market our programming capabilities to both Direct TV and Echo star, but we do not have agreements in place as of this date. LTV recognizes that it would have to pay for this distribution on a monthly basis and we are dependent on the sale of at least the Minimum Offering through this Offering Circular to implement any of these plans.

Our proposed production subcontractor, Baral, has been in the business of producing Hispanic television for over 25 years, and has provided content to many networks around the world. These networks include HBO, Fox, ESPN, Canal 22 and Canal Plus. LTV will seek to meet these high production standards.

Existing and Proposed Strategic Alliances

Assuming we raise at least the Minimum Offering of $1,000,000 through this Offering, we are planning to begin negotiations with several Hispanic sports leagues; primarily those involved with soccer. In addition, LTV is in ongoing negotiations with various professional wrestling alliances to provide content for broadcast in the United States.

LTV is also negotiating alliances with other sports leagues and promoters in Latin America. The Company's acquisition of rights to any sporting events is dependent on raising at least the Minimum Offering of $1,000,000 in this Offering. Sports are important parts of Hispanic life and we believe such programming would be popular with our intended demographic.

Baral

LTV has already entered into an agreement with the Baral to obtain original content, a copy of which is available upon request. Under our proposed plan, Baral will develop original content for LTV, and help us to create a strong corporate identity, particularly with our proposed sports programming. Baral is already producing original content for LTV under this agreement, which has been limited due to our financial situation. Under the Baral contract, our proposed basic programming will cost LTV $150,000 a month and we intend that future additional new programming will be produced with the cost of the shows being borne by the advertiser. The arrangement with Baral is not exclusive. Baral is a full service entertainment company that has operated in Mexico and the U.S. for over 25 years. A media/broadcasting company, Baral produces television, video and web content, as well as CD-ROM and DVD projects for clients throughout the U.S. and Latin America. Headquartered in Coral Springs, Florida with an office in Mexico City, Mexico, Baral's studios in Coral Springs are located 30 minutes from the Miami International Airport.

Mr. Baraldi, the president of Baral, is the Chief Operating Officer of LTV, as well as a member of our board of directors. Contingent on the Company raising at least the Minimum Offering of $1,000,000 in this Offering, we intend to hire a director of programming to be the primary interface with Baral. All of our agreements with Baral will be negotiated on an "arms' length" basis. To avoid a possible conflict of interest, Mr. Appel has handled all negotiations with Baral to date, with other Baral employees other than Mr. Baraldi handling Baral's side in those negotiations.

Production of our basic daily programming is currently under way on a very limited basis and we intend that it accelerate upon the sale of the Minimum Offering of $1,000,000. We are dependent upon raising at least the Minimum Offering of $1,000,000 in this Offering to produce more than a minimal amount of programming.

Active International

Active International is in the business of arranging the purchase and sale of products and services through the use of barter credits. We believe that Active International is one of the country's largest firms in transactions of this sort. In our agreement with Active International, the Company has acquired 10,000,000 in trade credits, which the Company can use, along with cash to purchase goods and services, including, but not limited to, advertising time. Invariably, a trade credit user pays for goods and services with a percentage in cash and a percentage in trade credits, which varies with the product or service. The company intends to sell some of its advertising spots to customers through Active, accepting trade credits for a portion of the fees.

3Circles Media

LTV has developed a relationship with 3Circles Media to provide LTV with new interactive content on a trial basis. We have not yet agreed to the material terms of an agreement with 3Circles Media. We are dependent upon raising at least the Minimum Offering of $1,000,000 in this Offering to continue the relationship with 3Circles Media. 3Circles Media's strength is merging media, combining television, internet and mobile telephone platforms and developing new highly interactive multi media television formats and concepts. Our relationship with 3 Circles Media at this present time is an informal one. 3 Circles Media is producing some original content for LTV, which had not been tested in the Hispanic marketplace. They have agreed to bear the cost of the talent and production and LTV has agreed to absorb the cost of the airtime. Presently, we air one program produced by 3Circles Media, a game show titled "Mango TV."

LTV may also attempt to increase its limited current distribution through agreements with and strategic alliances with low power television stations ("LPTS") and expansion of its existing cable television footprint in the U.S. and possible affiliations with direct broadcast satellite ("DBS") providers. To that end, we are in preliminary discussions with several LPTS station owners in certain U.S. cities with high concentrations of Hispanics. We are dependent upon the sale of at least the Minimum Offering of $1,000,000 to begin to implement this strategy.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The Industry and the Market

LTV plans to operate in the entertainment and advertising industries by focusing on the U.S. Hispanic media market. With an estimated 40.4 million people as of March 2004, Hispanics represent

14% of the U.S. population[20]. According to the Pew Hispanic Center, 45% of the Hispanic population is foreign born.[21]

The U.S. Census Bureau estimates that people of Hispanic origin could increase to 18% (60 million people) of the U.S. population by 2020 and 24% by 2050[22]. Over the next five years, the Census Bureau estimates that the U.S. Hispanic population will grow at a compound rate of 2.8% compared to non-Hispanic population growth of 0.8%. Annual growth of approximately 2% is expected until 2050, which is remarkable considering that the total U.S. population has grown more than 2% a year in only two of the past 100 years.[23] This should increase LTV's possible viewers.

The median age of the U.S. Hispanic population was estimated at only 26.9 years in 2004, 9.6 years younger than the overall population at 36.5, according to the Census Bureau.[24] The fact that the Hispanic population is younger than the overall U.S. average is important, since we believe that the age range of 18 to 49 is a very attractive one to advertisers.[25] We believe that the Hispanic market is also attractive to advertisers trying to reach the younger and more-impressionable 18 to 34 demographic.

The top 10 Hispanic markets (in terms of population) are Los Angeles, New York City, Chicago, Miami, Houston, Dallas, San Francisco, San Antonio, Phoenix and McAllen.[26] These markets account for 24.3 million people, or 60% of the total U.S. Hispanic population.[27] From a media reach and distribution standpoint, this is significant as Hispanic media platforms can be formed in only a dozen or so markets yet deliver significant reach to advertisers.

Between 2000 and 2004, it is estimated that Hispanic buying power increased 8% compounded annually, with 8% compound annual growth forecast from 2004 to 2009, according to the Washington D.C. based Selig Center for Economic Growth.[28] As the median age of the U.S. Hispanic population increases from its current 26.9 years, we believe that household disposable income should increase as more Hispanics progress from their early income years.[29]

Hispanic buying power as a percentage of total U.S. buying power increased from an estimated 5% in 1990 to 8% in 2004, and is expected to reach 9% by 2009.[30] The greatest buying power among Hispanics is in California, the state with the largest Hispanic population (12 million beginning of 2004, according to the Census Bureau), at $199 billion in 2004. Texas had the second-greatest Hispanic buying power at $119 billion and the second-largest Hispanic population at 7.6 million people.[31] We believe that advertisers will focus on the attractive demographic trends of the U.S. Hispanic population, with the result being more advertising dollars devoted to Spanish-language media.

---

[20] *Mas Media Tres, A White Paper on the Hispanic Media Opportunity,* Hodge and Grismanauskas, Thomas Weisel Partners, LLC, 2005, page 2, (hereinafter "Hodge White Paper") citing Pew Hispanic Center Study 2005.
[21] Hodge White Paper, p.9.
[22] Hodge White Paper, p. 3
[23] Ibid.
[24] Hodge White Paper, p. 6.
[25] Ibid.
[26] Hodge White Paper, p. 7.
[27] Ibid.
[28] Hodge White Paper, p. 10.
[29] Ibid.
[30] Hodge white Paper, p. 11.
[31] Hodge White Paper, p. 12.

Research done in 2004 indicates that 67% of U.S. Hispanics are most comfortable speaking Spanish, an increase from 60% in 2000 and 64% in 2002. We believe that this is likely a function of a high level of immigration and the fact that 45% of U.S. Hispanics are foreign-born and that, in areas of Hispanic population concentration, there are many accommodations to Spanish speakers.[32] We believe that this indicates a continuing need for Spanish language media and advertising.

On average, the top 10 advertisers in the U.S. spent only 2.0% of their advertising budgets on Hispanic media, despite Latinos making up 14% of the U.S. population (of which 75% speak Spanish). In the aggregate, these top advertisers increased their commitments to Hispanic media 12% in 2004, compared to overall Spanish-language advertising spending growth of 12%.[33] We believe that this ratio of major advertisers to overall market growth is significant, since we believe that 2004 was the first year in which major advertiser growth equaled overall market growth. In the past, major advertiser spending growth always lagged behind both overall spending and population growth. We believe that this signals major advertisers' acceptance of the importance of the Hispanic market.

[32] Hodge White Paper, p. 9.

[33] Hodge White Paper, p. 18.

Industry Competition

The industry in which LTV intends to operate is highly competitive. Competition for advertising revenues is based on the size of the market that the particular network can reach, the cost of such advertising and the effectiveness of such network content. Assuming we raise at least the Minimum Offering of $1,000,000 in this Offering, we intend to produce content with wide appeal to viewers in many age groups. We hope, but cannot guarantee, to increase the distribution of our content on additional cable systems and other distribution methods, which we expect will make our programming attractive to advertisers.

LTV intends to compete for viewers both generally and specifically with existing television networks and other media, such as radio stations and networks and online media providers. This includes Spanish-language and English-language television stations and networks, including the seven English-language broadcast television networks as well as approximately 70 measured cable networks. All of these competitors are owned by companies much larger and having financial strength greater than the Company (as detailed below). As the Spanish speaking market has increased, and continues to increase, more competition has entered the market as evidenced by the fact that certain of the English-language networks have begun producing Spanish-language programming as well as simulcasting certain programming in English and Spanish through the use of various methods including second audio programming ("SAP") options on standard televisions. Similarly, several cable broadcasters have recently commenced or announced their intention to commence Spanish-language broadcasts as well.

Principal Competitors

Assuming LTV raises at least the Minimum Offering of $1,000,000 in this Offering, we expect that LTV's principal competitors will be companies such as Univision Communications, Inc. ("Univision"), Telemundo and Mun Dos. These companies make up the largest Spanish language television networks in the United States. Univision and Telemundo are the two largest and have been in business since 1961 and 1984 respectively.

Univision is currently the largest Spanish language television network in the United States and is also distributed in Canada. Together with its wholly owned subsidiaries, Univision operates in four business segments: Television; Radio; Music; and Internet. The television business consists of the Univision, TeleFutura and Galavisión national broadcast and cable television networks, 55 owned-and-operated broadcast television stations (34 full-power and 21 low-power), and their television production business. Their radio business is the largest Spanish-language radio broadcaster in the United States and currently owns and/or operates 66 radio stations in 17 of the top 25 U.S. Hispanic markets, as well as four radio stations in Puerto Rico.

Telemundo and Mun Dos are currently owned by NBC Universal and are distributed throughout the United States and Canada. NBC Universal is a subsidiary of General Electric. Telemundo provides news and sports programming in Spanish. Telemundo reaches 92% of U.S. Hispanic viewers in 118 markets, 36 broadcast affiliates and nearly 700 cable affiliates. The NBC Universal television stations division owns and operates 15 Telemundo stations and one independent Spanish-language television station. Telemundo's schedule features a wide range of original programming, including popular *novellas*, talk shows, sports and news, reality, entertainment, and music programs. Telemundo is the only U.S. Spanish-language network to present a prime-time programming schedule consisting entirely of its own original programming. As a part of the NBC Universal family, Telemundo offers viewers many programming synergies such as Spanish-language broadcasts of the *Miss Universe Pageant* and *Macy's*

Thanksgiving Day Parade. In August of 2004, Telemundo aired the first-ever Spanish language coverage of the Olympics in the U.S.

Mun Dos ("Mun2") was the first national cable network to target young, U.S. Latinos (aged 12 to 34) with lifestyle-driven programming. Mun2 provides an alternative mix of entertainment programming in English and Spanish that is 90% original and includes comedy, music, variety, lifestyle and entertainment/information genres. The Mun2 signal reaches approximately 9 million households in the United States, including all top 20 Hispanic markets. Mun2 is part of Telemundo cable, the cable division of the Telemundo network.

For LTV to be successful against such well-financed and experienced competitors, we need to obtain sufficient distribution of our proposed network content to make LTV a viable advertising alternative for companies. Considering that purchasing power of U.S. Hispanics is expected to reach $1 trillion by 2010 (an increase of nearly 31% from 2005), we expect that there will be an increase in advertising dollars aimed at this segment of the U.S. population.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Latin Television's Broad Goals and Strategies

NOTE THAT LTV IS DEPENDENT UPON THE PROCEEDS OF AT LEAST THE MINIMUM OFFERING OF $1,000,000 IN THIS OFFERING IN ORDER TO IMPLEMENT ANY OF THE PLANS AND PROPOSALS DISCUSSED BELOW. Assuming that LTV raises at least the Minimum Offering of $1,000,000 in this Offering, we intend to use the following broad strategies in implementing our proposed business plan. We can give no assurances that LTV will raise sufficient funds in the Offering to implement any of these proposals, or that any of these strategies will be successful. In the event these strategies fail, the Company's ability to remain in business would be severely adversely affected.

- We hope to become the first Hispanic network to focus its entire programming day on a combination of original programming, movies, sports, news and entertainment programs.
- LTV's relationship with Active International could provide LTV access to advertisers. Our agreement with Active International is attached to this Offering Circular as Exhibit 6-3.
- Assuming LTV raises the maximum Offering of $5,000,000, we intend to explore the possibility of entering into LMAs with low power television stations to enhance distribution of our proposed programming.
- We expect to use the possible LMAs to enhance our penetration into cable and DBS systems.

Possible Future Revenue Streams and Marketing

Currently, LTV obtains its very limited revenues through the sale of advertising time to clients consisting of local restaurants, clubs, professionals and merchants, which earns approximately $2,500 per month. Once the Company raises at least the Minimum Offering of $1,000,000 in this Offering, we intend to hire a professional sales force.

To help achieve our future goals, the Company has formed a strategic alliance with Active International. We believe that Active International is the seventh largest media buyer in the world, with sales in excess of $1 billion per year.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $ NOT APPLICABLE
(a recent date)

As of ____/____/____ $ NOT APPLICABLE
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

LTV has no backlog of written firm orders for products and/or services as of December 31, 2006 nor has it had any such backlog in the past. LTV proposing to build future advertising revenues through its relationship with Active International and its business is not of the type that will have a backlog of orders.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

LTV presently employs two people on a full time basis and one part time. Our full time employees are Mr. Randall S. Appel, President and Chief Executive Officer, and Ms. Tina Briceno, head of Administrative Services. Our part-time employee is Mr. Luis F. Baraldi, our Chief Operating Officer; who spends approximately 10% of his time on work for the Company. The Company intends to hire other professional staff upon the raising of at least the Minimum Offering of $1,000,000 in this Offering.

LTV also uses the services of approximately 25 other persons who are employed by LTV's strategic partner, Baral and consult with LTV on issues of talent, production and editing. None of LTV's employees are covered by a collective bargaining agreement. At this time, there are no firm plans to hire additional production employees, but LTV anticipates filling its employee needs on an as needed basis.

The Company anticipates entering into employment contracts with various key employees upon the closing of this Offering.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Our Offices and Properties

LTV does not currently own any real property but maintains its principal offices in leased space at 3111 North University Drive, Suite 431, Coral Springs, Florida 33065. Under the terms of the lease agreement, which is available upon request, the Company leases 1,331 square feet of commercial office space from an unaffiliated party for a base rent of $2,717.46 per month, plus any sales and use tax during the first year of the lease. Additional expenses and tenant allocations, including operating expenses, are billed monthly. The term is 36 months.

LTV Content:

LTV has a signed contract with Baral in which Baral grants to LTV the rights to broadcast thirteen existing television shows. Baral retains ownership of this content. These are:

Club de Ali—A 30 minute children's program featuring an actress portraying a young girl named Ali. Ali tells tales and stories from a giant chair in her bedroom and invites the children to join her club, send pictures and partake in the fun (Rights: One year exclusivity in the U.S., indefinite number of airings; Rights Expire one year from first air date);

LTV Sports—A 30 minute daily sports news program featuring all the major domestic sports news as well as the latest from the soccer world. The show is hosted by Javier Vargas a former Fox Sports news anchor; (Rights: Perpetuity in the U.S., indefinite number of airings; Rights Expire: NOT APPLICABLE);

Primera A—Live soccer games from Mexico's Primera A division; (Rights: One year exclusivity in the U.S., indefinite number of airings; Rights Expire one year from first air date);

Pumas TV—A 30 minute weekly soccer magazine show featuring the Mexican soccer team the Pumas; (Rights: One year exclusivity in the U.S., indefinite number of airings, all media; Rights Expire one year from first air date);

Layendas de Futbol—A 30 minute, 16 episode documentary on many of the best soccer players in the world; (Rights: One year exclusivity in the U.S., indefinite number of airings, all media; Rights Expire one year from first air date);

Platicando Con—A 30 minute talks show starring Poncho Vera including interviews of current and past stars from the Latin entertainment world; (Rights: One year exclusivity in the U.S., indefinite number of airings, all media; Rights Expire one year from first air date);

Que Pasa Miami?—A 30 minute lifestyle show featuring activities to engage in and spots to visit in Miami; (Rights: One year exclusivity in the U.S., indefinite number of airings, Rights Expire: one year from first air date);

Frequencia Mix—A 30 minute music video show featuring pop music stars from the United States and the Latin music world including interviews with artists; (Rights: One year exclusivity in the U.S., indefinite number of airings, all media; Rights Expire: one year from first air date);

Entre Tomas—A 30 minute daily entertainment news program focusing on the latest news out of Hollywood and Latin America; (Rights: One year exclusivity in the U.S., indefinite number of airings, Rights Expire: one year from first air date);

Medores Goles—A 60 minute soccer highlight show airing weekly; (Rights: One year exclusivity in the U.S., indefinite number of airings, Rights Expire: one year from first air date);

A Que Kiko—A 30 minute sitcom; (Rights: One year exclusivity in the U.S., cable only, two airings; Rights Expire: one year from first air date);

Los Anos Peridos—A 60 minute classic Mexican telenovella; (Rights: One year exclusivity in the U.S., cable only, two airings; Rights Expire: one year from first air date); and

Mango TV—A 60 minute interactive talk/game show which allows viewers to text message answers to the show to try and win prizes. (Rights: One year exclusivity in the U.S., indefinite number of airings, Rights Expire: one year from first air date)

Latin Television's Intellectual Property

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We do not currently own any intellectual property. Under the terms of the contract with Baral, Baral will own the underlying intellectual property, such as copyrights, to all programming to be produced or acquired for LTV by Baral.

The Company did not spend any funds for research and development during the past fiscal year. The Company does not expect to spend any funds on research and development during fiscal year 2007.

Governmental Regulation of LTV Business

(i) If the Company's business, products or properties are subject to material regulation (including environmental regulation) by federal, state or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

At this time LTV is not required to apply for or hold a license. All cable distribution licenses are held by the cable company offering space on their respective systems. LTV, as a proposed provider of content would not need a license.

LTV operations are regulated by governmental agencies. In particular, LTV's proposed possible broadcast content is governed by the Federal Communications Commission ("FCC"). The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite and cable. In addition to other functions not relevant here, the FCC regulates content and enforces such regulations.

The Enforcement Bureau is the primary organizational unit within the FCC that is responsible for enforcement of provisions of the Communications Act, the Commission's rules, Commission orders and terms and conditions of station authorizations. Major areas of enforcement that are handled by the Enforcement Bureau are:

(1) consumer protection enforcement;
(2) local competition enforcement; and
(3) public safety/homeland security enforcement.

The Media Bureau is organized into several divisions. The Video Division licenses commercial and noncommercial educational TV, Low Power TV, Class A TV, TV translators and TV Booster broadcast services. The Division provides legal and technical analysis of applications and recommends appropriate disposition of applications, requests for waivers and other pleadings. The Industry Analysis Division conducts and participates in proceedings regarding media ownership and the economic aspects of existing and proposed rules and policies. This Division reviews license transfers that implicate significant policy issues. This Division collects, compiles, analyzes and develops reports on relevant industry and market data and information, including preparing the annual report to Congress on the status of competition in the market for the delivery of video programming.

Because LTV's proposed possible content would fall within the jurisdiction of the FCC, it is possible that FCC activity could materially adversely affect LTV's proposed operations if it should revoke broadcast licenses of stations carrying LTV content, imposes regulations which could reduce the ability of LTV to broadcast its proposed content, or assess fines or penalties against LTV pertaining to its future proposed broadcast content.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

LTV has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in

existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Material Events in the Development of Latin Television, Inc.

The Company, which at its inception was known as Edmar, Ltd., has been in various businesses throughout the corporation's history, none of which were similar to the current business model. Edmar Ltd. was formed to acquire an existing business, changing its name to Transtar Communications in 1998. In 2002, the Company was sold to new management, which renamed the company MegaMania Interactive, Inc. In 2006, existing management took over the Company and changed its name to Latin Television, Inc.

New LTV Acquisition, LLC, was formed on May 10th, 2004 in order to acquire the assets of Old LTV in a Chapter 11 bankruptcy proceeding. On February 15, 2006, LTV Acquisition executed the Merger with the Company. As a result of the Merger, on February 15, 2006 a new management team came in to operate LTV, headed by Chief Executive Officer Randall Appel. The Merger became official on July 20, 2006. *(Note: The agreement with New LTV Acquisition LLC was closed on February 15, 2006. The filing with the State of Nevada had been filed late due to an administrative error.)*

On January 20, 2006, there were 51,364,349 common shares issued and outstanding. On February 9, 2006, the Company instituted a 1 for 100 reverse split of its common stock, resulting in 515,027 (after rounding) shares issued and outstanding at the time of the Merger on February 15, 2006.

A total of 20,000,000 shares were issued in connection with the Merger, and an additional 4,750,030 shares have been issued since the Merger. As of the date of this Offering Circular, the Company has 25,265,057 shares issued and outstanding.

Events that Need to Occur to Make Latin Television, Inc. Profitable

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Note that the Company needs to raise at least the $1,000,000 Minimum Offering in this Offering for the Company to begin material operations. LTV was not profitable during its last fiscal year, nor has it ever been profitable. For LTV to become profitable, it will have to increase the distribution of its programming (and thus the distribution of its advertising) to more households in order to become competitive for advertising dollars. Generally, we believe that advertisers consider 35 million homes to be an effective number of possible viewers for advertising efficiency. LTV will have to obtain distribution to at least this many homes to become competitive and obtain sufficient advertising revenues to become profitable. LTV has determined the responsible course of action would be to first create or obtain content so that its sales and marketing team would sell actual content rather than content that has not yet been created so that the risk of being unable to fulfill content commitments would be mitigated.

If LTV raises a minimum of $1,000,000 in this Offering, LTV may be able to implement its business plan. To implement this plan, the Company will need to achieve the following milestones. This assumes LTV's ability to raise additional necessary operating capital, either through this Offering or otherwise, obtain appropriate content and begin its use of low power TV stations to increase its regional and local distribution of content. Such events can be summarized as follows:

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Content distribution through cable, broadcast, satellite and broadband	Entering into local management agreements with affiliate stations	6 months
Secure long term advertising commitments from National Sponsors	Increasing distribution through expanding network of stations	12 months
Create original content for distribution	Ramp up of in-house programming and acquisition of talent	18 months
Content distribution reaches 35 million homes	Using current plan to expand distribution of content through various alliances, and production of original content; strategic alliances with advertising groups.	24 months

LTV's initial milestones are predicated upon the Company raising at least the Minimum Offering of $1,000,000 in this Offering. Unless the Company is able to sell at least the Minimum Offering, LTV will not be able to function and will probably go out of business.

Content Distribution through Cable, Broadcast, Satellite and Broadband:

LTV is currently being seen on Comcast Hispanic Tier channel 649. We hope to further our cable distribution on other cable systems by gaining access to their Hispanic tier initially (fee based), and then their general tier. The Company has not been able to do so thus far because we expect to be required to pay a fee to be seen on those systems and the Company has not had the resources to do so. If the Company raises at least the Minimum Offering of $1,000,000, we expect to be able to pay for such access for at least 6 months. We can give no assurances that we will be able to do so in the future.

Our future plans, based on the assumption that the Maximum Offering of $5,000,000 will be available from this Offering, are to enter the broadcast market. The broadcast side will be made up of a combination of affiliate relationships and LMAs. We would consider a possible affiliation agreement as generally more favorable to the Company, because under an affiliation agreement, the broadcast station would either pay the Company for the use of its programming or would make advertising spots available to LTV to offset the cost of the programming provided. Assuming that LTV has the capital to produce original programming, which is dependent upon LTV raising the $5,000,000 Maximum Offering in this Offering, LTV intends to provide its possible future affiliates with 24/7 programming in exchange for four minutes of commercial time per half hour, which LTV plans to either sell locally or nationally.

The process of obtaining satellite distribution by a DBS provider will be a longer process due to the cost associated with this type of distribution as well as the approval process involved.

Secure Long Term Advertising Commitments from National Sponsors:

LTV is currently negotiating for long term advertising commitments from national sponsors. LTV can give no assurances that it will enter into any long term sponsorship arrangements.

Create original Content for Distribution:

At the present time, Baral is producing a limited amount of original content for LTV under our contract, described above. Assuming that LTV raises at least the $1,000,000 minimum Offering in this Offering, LTV will attempt to continue to add new programming as funds become available to pay for additional programming under the Baral contract. Baral has already begun to contract with the talent necessary for our proposed original programming. This has already been done with our Club de Ali children's show as well as LTV Sports News, and Que Pasa Miami.

The following costs are associated with the implementation of the milestones:

Distribution:

Cable:	$200,000 per month (current cost $39,000 per month)
Broadcast:	Each LMA: $15,000 to $30,000 per month LMA Labor Costs: $8,000 per month
Broadband:	$2,500 per month
Satellite:	$60,000 to $100,000 per month.

Notes: All of the above costs will not be incurred simultaneously. Assuming the Company raises at least the $1,000,000 Minimum Offering in this Offering, we believe we could enter into one LMA every three months. If the Company raises the $5,000,000 Maximum Offering in this Offering, we believe we could add two LMAs per month up to a maximum of three per month. As a result, the cost will be incurred on a ramp up basis.

Programming:

Baral Contract:	$150,000 per month
Other sources:	$25,000 per month

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

The Company is dependent upon the raising of at least the $1,000,000 Minimum Offering in this Offering to meet any of the milestones described above. To the extent the Company raises less than the $5,000,000 Maximum Offering, it will take the Company substantially longer to meet these milestones than described above. The Minimum Offering of $1,000,000 allows the Company to begin to implement its plan slowly.

We believe we can reach our objectives eventually if the Company raises only the Minimum Offering of $1,000,000. However, such minimum funding would cause a substantial delay in the Company's goal of producing and distributing original programming. The Company would be forced to raise other funds to continue on to its goals. We can give no assurances that the Company will be able to reach its initial milestones with just the $1,000,000 minimum financing.

We intend, over the next six months, to attract multiple sources of distribution, including cable, broadcast, satellite and broadband. We believe that we will need distribution to generate any material revenues. To attract actual viewers, we will need to create original content. LTV intends to do this under our programming contract with Baral and where necessary seek additional content to fulfill our viewership needs. We believe that original content is more likely to attract viewers and sponsors.

LTV's failure to develop or obtain original content, obtain access to low power TV station distribution and generate advertising revenues by increasing its distribution could result in the Company's being unable to continue operations or could cause the Company to need additional financing. We can give no assurances that any additional funding will be available on acceptable terms, if at all.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

The following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

The net, after-tax earnings of LTV for the year ended December 31, 2006 were: a loss of ($865,929).

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

LTV did not have profits and therefore there is no multiple of earnings available to report.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The net tangible book value of LTV is: $9,142,452; which includes trade credits of $10,000,000.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

The Company issued or sold the following unregistered securities during the past year:

On January 12, 2006, the Company issued 22,750,000 shares of restricted common stock to five individuals in repayment of loans made to the Issuer before June 30, 2005, at a conversion price per share of $0.013. This was the approximate closing price as quoted on the "pink sheets" on the last trading day before the conversion. At that point, the Issuer had 51,364,349 shares of common stock issued and outstanding. For the shares issued to persons within the United States, the Company relied on Rule 504 of Regulation D promulgated by the Securities and Exchange Commission (the "SEC") as the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"). For shares issued to persons outside of the United States, the Company relied on Regulation S under the Securities Act. These shares were issued as follows:

Issuer	Title & Amount of Securities[34]	Date	Aggregate Loan Converted	Persons Issued Securities	Exemption
Latin Television, Inc.	3,600,000	1/12/2006	$46,800	Abdul Rahmatulla	Rule 504
Latin Television, Inc.	3,000,000	1/12/2006	39,000	Charlie Cabana	Rule 504
Latin Television, Inc.	1,150,000	1/12/2006	14,950	David J. Osina	Rule 504
Latin Television, Inc	7,500,000	1/12/2006	97,500	Hossain Abdulla	Reg. S
Latin Television, Inc	7,500,000	1/12/2006	97,500	Zohair Abdulla	Reg S

On February 9, 2006, the Company completed a one new share for 100 old shares reverse stock split of the common stock, resulting in 515,007 shares issued and outstanding on a post reverse split basis. As a condition to the reverse stock split, LTV agreed to round-up any fractional shares to the next whole share, without payment of any consideration. As a result of the fractional share round-up, we issued a total of 50 shares of common stock in February and March 2006 to brokers for their customer accounts. The issuance of these shares did not constitute a "sale" under the Securities Act and therefore no registration or exemption was required.

On February 15, 2006, the Company entered into a reverse merger transaction (the "Merger") with New LTV Acquisition, LLC ("LTV Acquisition") under which the Company would issue a total of 20,000,000 post-reverse split shares to the principals of LTV Acquisition in exchange for the assets of LTV Acquisition (See Exhibit E-6, Material Contracts). In connection with the Merger, on February 15, 2006, the Company issued 3,554,000 restricted shares of common stock to IFEX, NV ("IFEX") and 16,446,000 restricted shares of common stock to Hans Jonas Pettersson ("Pettersson"), resulting in a total of 20,515,027 shares of common stock issued and outstanding. Subsequently, on or about July 31, 2006, Pettersson transferred 2,000,000 restricted shares of common stock to Randall Appel ("Appel"), LTV's President and Chief Operating Officer, 1,084,518 restricted shares to IFEX, and 1,488,554 restricted shares to Active Media Services, Inc. These shares were issued in connection with the Merger and Pettersson did not receive any consideration of any kind for these shares.
These shares of common stock were issued as follows:

Issuer	Title & Amount of Securities[35]	Date	Aggregate Offering Price	Persons Issued Securities	Exemption
Latin Television, Inc.	3,554,000	2/15/2006	$3,554	IFEX, NV	Section 4(2)
Latin Television, Inc.	16,446,000	2/15/2006	$16,446	Hans Jonas Pettersson	Section 4(2)

In connection with the Merger, Pettersson transferred certain of his shares of common stock without consideration to other stockholders, as follows:

Transferor	Title & Amount of Securities[36]	Date	Aggregate Offering Price	Persons Issued Securities	Exemption
Hans Jonas Pettersson	2,000,000-	7/31/2006	$2,000	Randall Appel	"4(1)1/2"
Hans Jonas Pettersson	1,084,518-	7/31/2006	$1,085	IFEX, NV	"4(1)1/2"
Hans Jonas Pettersson	1,488,554	7/31/2006	$1,489	Active Media	"4(1)1/2"

The "4(1) (1/2)" exemption is the term used to denote the sale of restricted stock by a non-issuer in a private transaction that would qualify as a Section 4(2) private transaction if done by an issuer. Mr. Pettersson did not receive any consideration for these shares, direct or indirect, so the transfers are being recorded at the consideration paid by Mr. Pettersson ($0.001 per share). These shares should have been

[34] All securities issued were the Issuer's common stock.
[35] All securities issued were the Issuer's common stock.
[36] All securities issued were the Issuer's common stock.

issued directly to the transferees, but the parties had not yet finalized the number of shares to be received by each party in connection with the Merger.

On March 3, 2006, the Company issued 750,000 restricted shares of common stock to Richard Johnson in conversion of his then-outstanding preferred stock of the Company, in a private transaction pursuant to Section 4(2) of the Securities Act, resulting in 21,265,032 shares issued and outstanding. Mr. Johnson paid a total of $100,000 in cash for the preferred stock. Because the Company issued these shares of common stock in conversion of outstanding preferred stock, the Company did not receive any additional consideration. These shares were issued as follows:

Issuer	Title & Amount of Securities[37]	Date	Aggregate Offering Price	Person Issued Securities	Exemption
Latin Television, Inc.	750,000	3/3/2006	Conversion	Richard Johnson	Section 4(2)

Further, on October 20, 2006, the Company issued 4,000,000 shares to Blackjack International, Inc., a company controlled by Mr. Johnson, in consideration of Mr. Johnson's assistance in arranging the Merger. This makes the total issued and outstanding on the date of this offering circular 25,265,032. These shares were issued as follows:

Issuer	Title & Amount of Securities[38]	Date	Aggregate Offering Price	Person Issued Securities	Exemption
Latin Television, Inc.	4,000,000	10/20/2006	$4,000	Blackjack International	Section 4(2)

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

Shares to be Held by New Investors.

Currently, there are 25,265,057 shares issued and outstanding. Should LTV sell the Maximum Offering in this Offering, the investors in this Offering will have 66% of outstanding common stock of 75,265,057 shares.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the Maximum Offering is sold: $7,126,806 *

- These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: **NOT APPLICABLE**. These values also assume an increase in cash in the Company by the amount of any cash payments that

[37] All securities issued were the issuer's common stock.
[38] All securities issued were the issuer's common stock.

would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: **NOT APPLICABLE**.

- The Company has established the offering price per share based on what it believes to be an accurate reflection of the current trading market, taking into consideration that the shares are thinly traded at this time, that the share sales volume has been minimal historically and that current market prices on the Pink Sheets do not necessarily accurately reflect the market value of a particular security.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount	%	If Maximum Sold Amount	%
Total Proceeds	$1,000,000		$5,000,000	
Less: Offering Expenses				
Legal	$10,000	1%	$20,000	0.5%
Total Offering Expenses	$10,000	1%	$20,000	0.5%
Net Proceeds	$990,000	99%	$4,980,000	99.5%
Use of Net Proceeds				
Equipment	$20,000	2%	$100,000	2%
Programming	$560,000	57%	$2,900,000	57.5%
Sales and Marketing	$110,000	11%	$550,000	11%
Operating Capital	$100,000	10%	$500,000	10%
Loan Reduction	$20,000	2%	$100,000	2%
IPTV	$20,000	2%	$100,000	2%
Digital Streaming	$20,000	2%	$100,000	2%
Salaries	$140,000	14%	$680,000	14%
Total Use of Net Proceeds	$990,000	99%	$4,950,000	99.5%
Totals	$1,000,000	100%	$5,000,000	100%

Notes:
Equipment Purchase: Servers, Master Control System, Post Production Hardware/Software, Camera Equipment Rentals and Deposits
Programming: Acquisition and Production of Programming and Post Production
Marketing and Sales: Materials, sales kits, travel, web site design and hosting, advertising, promotional items, personnel
Operating Capital: Executive salaries, rent, phones, staff, insurance, travel, ongoing legal and accounting, operating overhead including interest payments, materials and supplies.
Loan Reduction: Reduction of outstanding loans

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

If the Company were to sell less than the Maximum Offering, the Company would allocate less for executive salaries and non-essential activities to insure that the Company has the necessary funds to expand its distribution. Management would have to pursue a more conservative expansion program until the anticipated cash from future sales begin to flow into the Company.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No material amounts of funds from sources other than this Offering are to be used in conjunction with the proceeds from this Offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Up to $100,000 of the net proceeds of the Maximum Offering is to be used to discharge indebtedness; $25,000 if only the Minimum Offering is sold. The Company has loans, which require interest payments to be made. The IFEX loan totals $1,848,787 and carries an interest rate of 8%. Interest payments are due quarterly with the principal balance due in June 2007. The Condor Insurance note totals $250,000 and carries an interest rate of 10%. The Company is anticipating that some of the principal indebtedness may be retired from the proceeds of this Offering on a limited basis, as disclosed in the use of proceeds table. Interest payments are made during the normal course of business operations.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business. No assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates.

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:*

None of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, except for the repayment of up to $100,000 of the loan from IFEX, a __% stockholder.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

LTV currently has cash flow and liquidity problems and anticipates these problems continuing over the next 12 months. The Company is dependent upon the sale of at least the Minimum Offering of $1,000,000 in order to begin to implement its business plan. If the Company does not sell at least the Minimum Offering, the Company will be forced to look for other sources of financing. We can give no assurances that such financing will be available at reasonable rates, if at all. In the event the Company raises only the $1,000,000 Minimum Offering, we anticipate that we would be able to sustain operations for the next twelve months, albeit at a minimal level. If we do not receive at least the Minimum Offering of $1,000,000, our ability to continue as a going concern would be very much in doubt. Currently, the Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring LTV to make payments. No significant amount of the Company's trade payables have not been paid within the stated trade term. LTV is not subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. However, this could change in the event the Company receives less than the Minimum Offering. To date, we have been able to obtain loans to sustain operations. The Company is dependent upon this Offering to remain as a going concern and to implement its business plan. In the event we fail to secure the necessary funding, there is no guarantee that we will be able to obtain any other type of funding, including additional loans.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

The proceeds from the Maximum Offering of $5,000,000 will satisfy LTV's basic operating cash requirements for the next 12 months, and it will not be necessary to raise additional funds to meet its cash requirements for that time period.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Minimum Offering $1,000,000 (10,000,000 Shares)
Maximum Offering $5,000,000 (50,000,000 Shares)

	Amount Outstanding		
	As of:	**As Adjusted**	
	12/31/2006	**Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate 10%)	$560,000	$540,000	$460,000
Long-term debt (average interest rate 8%)	$2,459,389	$2,459,389	$2,459,389
Total debt	$3,019,389	$2,999,389	$2,919,389
Stockholders' Equity			
Common stock-(Par Value $.001) 2,500,000,000 shares authorized; 25,265,057 issued and outstanding	$25,265	$26,265	$30,265
Additional paid in capital	$12,417,384	$13,416,384	$17,412,384
Retained earnings (deficit)	$(3,643,973)	$(3,643,973)	$(3,643,973)
Total stockholders equity (deficit)	$8,798,676	$9,798,676	$13,798,676
Total Capitalization	$11,818,065	$12,798,065	$16,718,065

Number of preferred shares authorized to be outstanding: **10,000,000 (None outstanding)**

Number of Class of Preferred	Par Value Shares Authorized	Per Share	Outstanding
Class A Preferred	**750,000**	**$.001**	0

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **NOT APPLICABLE**

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________
[ ] Other: ______________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ______________

Explain: NOT APPLICABLE

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: **NOT APPLICABLE**

(1) What is the interest rate? _______%

If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ________________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Describe: ____

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices: ____________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No

Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $___________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $___________

How much indebtedness is junior (subordinated) to the securities? $ ___________

(b) No notes or other types of debt securities are being offered.

Last Fiscal Year

		Pro Forma	
	Actual	Minimum	Maximum
"Earnings" = "Fixed Charges"	________	________	________
If no earnings show "Fixed Charges" only	________	________	________

Note: **Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.**

18. *If Securities are Preference of Preferred stock:*
    Are unpaid dividends cumulative? [ ] Yes [ ] No
    Are securities callable? [ ] Yes [ ] No
    Explain: **NOT APPLICABLE**

Note: **Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.**

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise*: **NOT APPLICABLE**

20. *Current amount of assets available for payment of dividends if deficit must be first made up, (show deficit in parenthesis):* $ 0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

NOT APPLICABLE.

There are no selling agents in this Offering. The Company intends to sell the Offering directly to investors by the officers and directors of the Company, without payment of sales commissions or any other special compensation to them.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Company is not paying any compensation to selling agents or finders, including cash, securities, contracts or other consideration as part of this Offering. The Company will not indemnify the selling agents or finders against liabilities under the securities laws.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

NOT APPLICABLE

Note: **After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.**

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

The securities will be sold by the officers and directors of the Company to a limited number of accredited investors. Those officers and directors are: Randall Appel, President, CEO and Director, Luis F. Baraldi, Secretary and Director, and Hans Jonas Pettersson, Director.

The Company is exempt under an exemption contained in Exchange Act Rule 3a4-1. Issuers generally are not "brokers" because they sell securities for their own accounts and not for the accounts of others. Moreover, issuers generally are not "dealers" because they do not buy and sell their securities for their own accounts. Issuers whose activities go beyond selling their own securities, however, need to consider whether they would need to register as broker-dealers. This includes issuers that purchase their securities from investors, as well as issuers that effectively operate markets in their own securities or in securities whose features or terms can change or be altered.

Exchange Act Rule 3a4-1 further provides that an associated person (or employee) of an issuer who participates in the sale of the issuer's securities would not have to register as a broker-dealer if that person, at the time of participation: (1) is not subject to a "statutory disqualification," as defined in Section 3(a)(39) of the Act; (2) is not compensated by payment of commissions or other remuneration based directly or indirectly on securities transactions; (3) *is not an associated person of a broker or dealer*; and (4) limits its sales activities as set forth in the rule. The above applies to each of the officers and directors who will be offering the securities in connection with this Offering.

NOT APPLICABLE. This Offering is not being made through selling agents.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [X] Yes [ ] No

This Offering is only available to accredited investors. Shares issued in this Offering will not bear a restricted legend and will be unrestricted under the terms of Regulation A.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Wachovia Bank
1950 N University Drive
Coral Springs, Fl 33071
Phone: (954)786-7236

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

This Offering will end [Sixty (60) days after this Offering Circular is approved], which the Company may extend by up to an additional thirty (30) days without the consent of subscribers (the "Offering Termination Date"). If the Company does not sell at least the Minimum Offering by the Offering Termination Date, the Company will return all subscriptions and documents to subscribers, without interest or deduction.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Current outstanding stock which may have resale restriction would have such restriction under Rule 144. It is not possible to determine when those restrictions would terminate as they may be different with respect to each shareholder. Notwithstanding the foregoing, approximately 65% of the common stock (13,872,928 shares) is owned and or controlled by management and will not be available for resale until February 2008 as long as those holders remain affiliated with the Company. In addition, another 29% of the common stock (6,127,072 shares) is also subject to Rule 144 restrictions until February 2007.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with another public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

(Note: Upon sale of at least the Minimum Offering, the officers and key personnel of the Company will be spending 100% of their time on Company matters. At this time, Mr. Appel spends 100%, Mr. Baraldi 10% and Mr. Pettersson 50%.)

29. Chief Executive Officer: Title: Chief Executive Officer
President, Treasurer, Director

Name: Randy S. Appel Age: 60
Office Street Address:
3764 NW 124th Ave.
Coral Springs, FL. 33065 Telephone No.: (561)214-5565

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
1/2005 to Present CEO of New LTV Acquisition, LLC
7/2001-1/2005 President LTV Networks, Inc.
Education (degrees, schools, and dates): B.S. University of Missouri 1977
Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: NOT APPLICABLE

30. Chief Operating Officer: Title: Chief Operating Officer
Secretary, Director

Name: Luis Baraldi Age: 54
Office Street Address:
3764 NW 124th Ave.
Coral Springs, FL. 33065 Telephone No.: (561)214-5565

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Mr. Baraldi is a director of the Company, as well as Secretary, since 2006.
Mr. Baraldi has been Senior Vice President of Programming, Acquisitions, and Operations, and CEO of Baral Inc. for the past five years.
Education (degrees, schools, and dates): BAA Lamar University 1973
Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:10%

31. Chief Financial Officer: TBD
Name: To Be Named
Office Street Address:
____
Title: ______________________
Age: ________________
Telephone No.: (___)____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: NOT APPLICABLE Age: ________________
Title: ______________________________
Office Street Address:
______________________________ Telephone No.: (___)____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: NOT APPLICABLE Age: ______________
Title: ______________________________
Office Street Address:
______________________________ Telephone No.: (___)____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: 3. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:
NOT APPLICABLE

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Hans Jonas Pettersson Age: 47

Title: Director

Office Street Address:
3764 NW 124th Ave. Telephone No.:
Coral Springs, FL. 33065 (561)214-5565

2003-Present: Director of Latin Television, Inc.; Director, Ashby Limited; Managing Member, New LTV Acquisition, LLC
2000-2003 Partner, Schutte, C.S.

Education (degrees, schools, and dates): Econ Soderslats Gymnasiet 1978

35. (a) *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?*

[X] Yes [ ] No Explain:

Mr. Baraldi, our Chief Operating Officer, is currently an owner of Baral, Inc., which has a contract in place to provide programming to LTV, and has experience in the Hispanic television industry. Baral is a full service sports and entertainment company operating in Mexico and the United States for over 25 years. As a corporate video company, Baral produces television, video, web content, CD-ROM and DVD projects for clients throughout the United States, and Latin America

Baral is headquartered in Coral Springs, Florida with a satellite office in Mexico City, Mexico. In 2005, Baral owns a state-of-the-art Television studio in Coral Springs which is fully operational as a post-production and live production facility.

Over the course of the past 25+ years of operation, Baral has owned and operated over 75 ATP professional tennis events, 40 professional volleyball events, and countless youth programs focused on inner-city children finding guidance through exposure to sports, specifically tennis.

In the last five years, Baral had been responsible for the production of the highly successful Football Legends television series, aired on HBO, A year in the Life of Lorena Ochoa, aired on ESPN, and a daily sports news program, Dario Fox Sports, aired on the Fox Sports network.

Mr. Appel, our Chief Executive Officer, has been active in the Hispanic television industry since 2001. Mr. Appel was a director of, and later Chief Operating Officer of, Latin Television Networks, Inc. He is responsible for the day to day operations of LTV, and has negotiated several contracts for LTV, including agreements with Baral and Active Media International.

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry,*

describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

All new projects brought into LTV go through a title clearance check before the program moving forward or being distributed to verify chain of title history. Proprietary information is limited to the copyrights on material produced and or distributed by LTV. In addition, all contract negotiations with Baral are handled by Mr. Appel to avoid any conflict of interest between LTV and Baral, which is owned by LTV Chief Operating Officer Luis Baraldi.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

NOT APPLICABLE

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

The Company uses the services of personnel employed by Baral as part of the Baral contract.

(e) *LTV does not currently maintain key man life insurance policies on any of its Officers, Directors or key personnel.*

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

The Company, through its agreement with New LTV Acquisition, LLC, took over the operations of Latin Television Networks, Inc., which had been in operation since its inception in 1999. Mr. Appel, our President, Chief Executive Officer, treasurer and director, was a director and Chief Operating Officer of Latin Television Networks, Inc, which filed a petition for reorganization under the bankruptcy laws in 2003.

When New LTV Acquisition, LLC became interested in Latin Television Networks, Inc. it had already filed for bankruptcy in the Southern District of New York. Despite the filing, Latin Television Networks, Inc. maintained a 24/7 on air presence and has never been off the air through all of the bankruptcy issues. The Company eventually acquired the assets of Latin Television Networks, Inc. through its agreement with New LTV Acquisition, LLC, which had acquired the Latin Television Networks, Inc. assets out of bankruptcy.

The Company was not a party to the bankruptcy preceding other than indirectly through the purchase of the

LTV Networks, Inc. assets by New LTV Acquisition LLC from the bankruptcy court (See Exhibits, Page 200).

In addition, Randall S. Appel, President and Chief Executive Officer of LTV, filed personal bankruptcy in October, 2001. That action was filed under Chapter 7 of the Bankruptcy Code and his debts were discharged.

Note: **After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.**

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Principal owners of the Company are those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding.

Name of Shareholder	Hans Jonas Pettersson
Office Address	3764 124th Ave. Coral Springs, FL. 33065 011-49-174763-9240
Principal Occupation	Director of various non-US corporations
Class of Shares	Common Stock
No of Shares Now Held	10,809,676
% of Total	43%
Average Price Per Share	$.001
No. of Shares After Offering	10,809,676
If All Securities Sold % of Total	14%

Name of Shareholders	Blackjack International, Inc. & Richard Johnson
Control Person:	Richard Johnson
Office Address	14041 West Road Houston, TX 77041
Principal Occupation	______________
Class of Shares	Common Stock
No of Shares Now Held	4,750,000
% of Total	19%
Average Price Per Share	$.001
No. of Shares after Offering	4,750,000
if All Securities Sold % of Total	6%

Name of Shareholder	IFEX, NV
Control Persons:	Sharon Clayton Kenneth Denos Richard Meek
Office Address	Keizergacht 365 Amsterdam Netherlands 1016EJ 31-20-428-95-34
Principal Occupation	Public Holding Company
Class of Shares	Common Stock
No of Shares Now Held	4,638,518
% of Total	18%

Average Price Per Share	$.001
No. of Shares after Offering	4,638,518
if All Securities Sold % of Total	6%

Name of Shareholder	Randall S. Appel
Office Address	3764 124th Ave. Coral Springs, FL. 33065 954-255-5411
Principal Occupation	Chief Executive Officer, President, Treasurer, Attorney
Class of Shares	Common Stock
No of Shares Now Held	2,000,000
% of Total	8%
Average Price Per Share	$.001
No. of Shares After Offering	2,000,000
if All Securities Sold % of Total	3%

38. Number of shares beneficially owned by Officers and Directors as a group:

Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 13,872,928 shares (55 % of total outstanding)
After offering:
a) Assuming minimum securities sold: 13,872,928 shares (39 % of total outstanding)
b) Assuming maximum securities sold: 13,872,928 shares (18% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

NOT APPLICABLE

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Randall Appel, our President and CEO, received 2,000,000 shares from Hans Jonas Pettersson in connection with the Merger between LTV Acquisition and the Company. The shares were issued in a private transaction. These shares are restricted, and are subject to Rule 144. The holding period for the shares re-commenced upon the transfer. The Company did not receive any additional consideration as a result of this transaction.

The dollar value for the transaction is $.001 per share, or par value.

As indirect compensation, it has been included in the compensation table.

LTV has a production agreement in place with Baral, which is owned by Luis Baraldi, who is the Chief Operating Officer of LTV. The agreement was negotiated by Randall Appel, our Chief Executive Officer, was entered into on March 17, 2006 and will expire on March 16, 2008. It results in Baral producing Spanish language programming for LTV. The agreement requires LTV to pay Baral $150,000 per month during the term of the contract. Upon expiration of the agreement, LTV will pay Baral $2,500 per news and sports show and $10,000 per soccer game, boxing or wrestling match produced and $1,000 per every 30 minutes of shows produced by Baral. LTV will retain the copyrights to all content produced under the terms of the agreement.

Because of the inherent conflict of interest that could occur due to Baral being owned by Mr. Baraldi, LTV's Chief Operating Officer, and to ensure that all transactions contemplated with Baral are done at am arm's length as much as possible, all negotiations and subsequent contract executions with Baral have been and will be conducted by Randall Appel, our Chief Executive Officer.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

LTV Board of Director member Hans Jonas Pettersson has personally guaranteed loans from IFEX and Condor Insurance. The guarantees can be called upon default by the Company of the terms and conditions of the loans. The IFEX loan totals $1,848,787 and carries an interest rate of 8%. Interest payments are due quarterly with the principal balance due in June 2007. The Condor Insurance note totals $250,000 and carries an interest rate of 10%. The Company is anticipating that some of the principal indebtedness may be retired from the proceeds of this offering. Interest payments are made during the normal course of business operations.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

		Cash	**Other**
Officers:			
Randall S. Appel	Chief Executive Officer	$40,000	$2,000
Luis Baraldi	Chief Operating Officer	$25,000	$0
Key Personnel:			
Corporate Development		$40,000	$30,000
Others:		$0	$0
Total:		$105,000	$32,000
Directors as a group (Number of persons: 3)		$65,000	$32,000

Note: Corporate Development includes programming acquisition, legal, accounting, administrative and business development services.

Directors' have not received any remuneration during the last fiscal year for services provided to Company.

Chief Executive Officer Randall Appel received 2,000,000 shares from Director Hans Jonas Pettersson in July 2006 valued at $2,000.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

To date, our management has received limited compensation from the Company since the Merger, due to financial constraints. The management elected not to receive a normal salary until the Company had sufficient funding or positive cash flow from operations. We expect to use a portion of the proceeds of the Offering to pay a portion of the unpaid compensation from prior years, as disclosed in our use of proceeds table. The specific amounts will be determined by the total amount raised. In the event the total amount is not raised and the Company revenues do not meet budget requirements, some or all of executive compensation may be deferred or paid through the issuance of common stock.

(c) If any employment agreements exist or are contemplated, describe:

The Company intends to enter into employment contracts with its key executives by the end of 2007. At present, the Company does not have any employment contracts in place.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders.

NOT APPLICABLE

State the expiration dates, exercise prices and other basic terms for these securities:

NOT APPLICABLE

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Such approvals shall be made according to the terms of the Company By-Laws and Articles of Incorporation.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company is dependent upon Randall Appel, its President, Chief Executive Officer and Treasurer. The Company will also need to employ a Chief Financial Officer, a Director of Programming, a Director of Affiliate Relations and a Director of Acquisitions. The Company plans to enter into employment contracts with these key personnel in the near future. In the event any of the above personnel should leave now or after they are hired, there currently is nothing in place that would prevent them from competing upon their termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations.

LTV has no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel, except as described below. In March 2007, the Company learned that the Commission had brought suit against the officers of MegaMania Interactive, Inc. and the Company (which was formerly known as MegaMania Interactive, Inc.). The Commission is alleging that the former officers of the Company sold substantial amounts of Company common stock without registration under the Securities Act or a valid exemption. We believe that the Commission is in the process of settling the claims against the former officers and we believe that, if the former officers settle with the Commission, the Commission will dismiss the action against the company. We can give no assurances that the former officers will enter into any settlement agreements with the Commission or that the Commission will dismiss the action against the Company without any penalty.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

LTV is not an S corporation under the Internal Revenue Code of 1986, nor is it anticipated that any significant tax benefits will be available to investors in this offering.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

Unaudited Consolidated Financial Statements for Latin Television, Inc., for the years ended December 31, 2006 and 2005 prepared by Management

Latin Television, Inc.
Balance Sheet

	December 31, 2006	December 31, 2005
ASSETS		
Current Assets		
Cash	$33,258	$189,483
Other Current Assets		
Loan Receivable	400,000	400,000
Tapes Inventory	5,042	5,042
Total Current Assets	438,300	594,525
Fixed Assets		
Equipment	38,362	38,362
Total Fixed Assets	38,362	38,362
Other Assets		
Acquistion of LTV (Note 3)	1,525,000	1,525,000
Development Costs (Note 4)	177,000	177,000
Office rent - deposit	5,761	
Trade Credits (Note 2)	10,000,000	10,000,000
Total Other Assets	11,707,761	11,702,000
TOTAL ASSETS	12,184,423	12,334,887
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	82,799	231,103
Accrued Interest Payable	283,558	115,592
Short Term Notes	560,000	250,000
Creditors of LTV Networks	–	380,000
Total Current Liabilities	926,358	976,695
Long Term Liabilities		
Long Term Notes Payable (Note 7)	1,848,787	1,848,787
Shareholders Loans	610,602	–
Total Liabilities	3,385,747	2,825,482
Stockholders' Equity		
Common Stock	25,265	28,614
Additional Paid in Capital	12,417,384	10,458,835
Retained Earnings (Deficit)	(978,044)	(978,044)
Net Income (Loss)	(2,665,929)	
Total Stockholders' Equity	8,798,676	9,509,405
TOTAL LIABILITIES & EQUITY	12,184,423	$12,334,887

The accompanying notes are an integral part of these financial statements.

Latin Television, Inc.
Income Statement

	For Periods Ended,	
	December 31, 2006	December 31, 2005
	Unaudited	Unaudited
REVENUE	$ 4,442	$ -
Total Revenue	$ 4,442	$ -
EXPENSES		
Costs of services	308,748	603,494
Professional fees	1,800,000	--
Programming Fees	195,000	20,000
General & Administrative	205,945	238,958
Total Expenses	2,509,693	862,452
NET OPERATING LOSS	2,509,693	862,452
OTHER INCOME (EXPENSES)		
Interest (Expense)	160,678	115,592
Other income (expense)	-	-
Gain on extinguishment of debt	-	-
Total Other Income (Expenses)	160,678	115,592
NET LOSS	(2,665,929)	(978,044)
BASIC LOSS PER COMMON SHARE	(0.1216)	(0.0078)
Weighted Average Number of Shares Outstanding	21,931,724	125,000,000

The accompanying notes are an integral part of these financial statements.

Latin Television, Inc.
Statement of Cash Flows

(Unaudited)

	For Period Ended December 31, 2006	December 31 2005.
OPERATING ACTIVITIES		
Net (loss) income for the period	$ (2,665,929)	$ (978,044)
Adjustments to reconcile net (loss) to cash provided (used) by operating activites:		
Changes in Operating Assets and Liabilities:		
Increase in Tapes Inventory		(5,042)
Increase in Other assets	-	
Increase in Accounts Payable		231,103
Increase in Accrued Interest	165,826	115,592
Decrease in Accounts Payable	(148,304)	
Common Stock issued for consulting services	1,800,000	87,449
Net Change in Operating Assets	1,817,522	429,102
Net Cash provided (used) by operating activities	**(848,407)**	**(548,942)**
Cash flows from investing activites:		
Purchase of Fixed Assets		(38,362)
Acquistion of LTV		(1,702,000)
Other assets	(5,761)	
Cash Provided (used) from investing activity	(5,761)	(1,740,362)
Cash flows from financing activities:		
Increase in Long Term Acquistion Payable	-	380,000
Increase in Shareholders loans	767,943	1,848,787
Increase in Short Term Note Payable		250,000
Decrease in Long Term Acquistion Payable	(70,000)	-
Cash provided (used) from financing activity	697,943	2,478,787
Cash provided (used) in investing activities	692,182	738,425
Increase (decrease) in cash	(156,225)	189,483
Cash at beginning of period	189,483	-
Cash at the end of the period	33,258	189,483

The accompanying notes are an integral part of these financial statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional Paid-In	Retained Earning	
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Totals
Balance at January 1, 2005	17,106,344	17,106	0	0	382,894	0	400,000
Shares issued for services	10,758,000	10,758			9,989,242		10,000,000
Shares issued for consulting	750,005	750	0	0	86,699	0	87,449
Net (loss) for the year ended, December 31, 2005	0	0				(978,044)	(978,044)
Balance at December 31, 2005	**28,614,349**	**$28,614**	**$0**	**$0**	**$10,458,835**	**(978,044)**	**$9,509,405**
Shares issued for services	22,750,000	22,750	0	0	-		22,750
Reverse Split 100:1 (2/9/06)	(50,849,342)	(50,849)	0	0	-		(50,849)
Shares issued to Management	3,554,000	3,554					3,554
Shares issued to Management	16,446,000	16,446			162,549		178,995
Shares issued for services	750,050	750					750
Net (loss) for period, January 1 thur February 15, 2006						(157,341)	(157,341)
Balance as of February 15, 2006	**21,265,057**	**21,265**	**0**	**0**	**$10,621,384**	**(1,135,385)**	9,507,264
Net loss 2/15 thru 6/30/06						(398,165)	(398,165)
Balance as of June 30, 2006	**21,265,057**	**21,265**	**0**	**0**	**$10,621,384**	**(1,533,550)**	**9,109,099**
Net Loss 6/30 thru 9/30/06						(132,092)	(132,092)
Balance as of Sept 30, 2006	21,265,057	21,265	0	0	$10,621,384	(1,665,642)	8,977,007
Shares issued to Johnson	4,000,000	4,000			1,796,000		1,800,000
Net loss 4th qtr 2006						(1,978,331)	(1,978,331)
Balance as of December 31, 2006	25,265,057	25,265	0	0	$12,417,384	(3,643,973)	$8,798,675

Latin Television, Inc.
NOTES TO FINANCIAL STATEMENTS FOR THE
Period Ended, September 30, 2006

1. ORGANIZATION AND BASIS OF PRESENTATION

Latin Television, Inc. (the *Company*)

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had minimal revenues, has experienced material operating losses and has a stockholders' deficit. These conditions, the loss of financial support from affiliates and the failure to secure a successful source of additional financial resources raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the classification of liabilities that may result from the outcome of this uncertainty.

Management's plans with respect to the current situation consist of restructuring its debt and seeking additional financial resources from its existing investors or others.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: The Company considers all investment instruments purchased with maturities of three months or less to be cash equivalents.

Income taxes - The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* which, among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.

Financial Instruments - Financial instruments consist primarily of obligations under accounts payable and accrued expenses, notes payable and capital lease obligations. The carrying amounts of accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The carrying value of notes payable and capitalized lease obligations approximate fair value because they contain market value interest rates and have specified repayment terms. The Company has applied certain assumptions in estimating these fair values. The use of different assumptions or methodologies may have a material effect on the estimates of fair values.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards - In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires the classification as a liability of any financial instruments with a mandatory redemption feature, an obligation to repurchase equity shares, or a conditional obligation based on the issuance of a variable number of its equity shares. The Company does not have any financial instruments with a mandatory redemption feature. The Company believes the adoption of SFAS No. 150 will not have a material effect on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* (FIN 45). FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for periods ending after December 15, 2002. The adoption of FIN 45 did not have a significant impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123*. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements issued for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material effect on its financial position or results of operations.

Impairment of long-lived assets is assessed by the Company whenever there is an indication that the carrying amount of the asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to the assets' net carrying value. The amount of impairment loss, if any, is measured as the difference between the net book value of the assets and the estimated fair value of the related assets.

Loss Per Common Share - The Company has adopted SFAS No. 128, *Earnings per Share,* which supersedes APB No. 15. Basic EPS differs from primary EPS calculation in that basic EPS does not include any potentially dilutive securities. Diluted EPS must be disclosed regardless of the dilutive impact to basic EPS. There were no potentially dilutive securities outstanding at December 31, 2005.

3. PROPERTY & EQUIPMENT

In the year ended December 31, 2005 and the year ended December 31, 2006, the amount of fixed assets (Property & Equipment) was $38,362.

4. TRADE CREDITS

Trade Credits – Active International Corporate. Initially provided five million dollars in trade credits pursuant to an agreement which provides for Active to receive a seven percent interest in New LTV Acquisition, LLC. Subsequently, pursuant to an agreement for a "Strategic Alliance" between Active International and New LTV Acquisition, LLC. On a monthly basis as payment in part for equipment, advertising, services and other expenses

5. COMMITMENTS AND CONTINGENCIES

The Company is following a practice of paying all debts within 30 days of invoicing and will continue to do so for the coming year. Outstanding payables to its public relations firm will be paid.

6. RELATED PARTY TRANSACTIONS

The company has entered into a production agreement with Baral, Inc. and its CEO Luis Baraldi to produce TV shows for Latin Television, Inc. from March 17, 2006 until March 16th, 2008. Mr. Luis Baraldi is a director and the holds the office of secretary for Latin Television, Inc. The agreement is to pay a producers fee to Mr. Baraldi of $150,000 for one year. After the first year, Latin Television, Inc. will pay Baral, Inc. $2,500 per news and sport shows, $10,000 per soccer game and $1,000 for every 30 minutes of produced shows by Baral, Inc.

As of September 30, 2006, Baral, Inc. has received $112,000 in producers fees from Latin Television, Inc.

7. NOTES PAYABLE

Short-term Note Payable – The Condor Insurance Corporation provided New LTV Acquisition, LLC with a short term note to pay off some balances owed per contract with the secured and unsecured creditors of LTV Networks, Inc. These payments were pursuant to the 363-asset purchase plan. The notes have an interest rate that accrues at 10% of the unpaid balance. The final payments for the 363-asset purchase and an additional loan was received from Condor to pay LTV Networks creditor the principal balance of over $310,000.

Long Term Note – this note was made with the IFEX Corporation. Interest is payable on a quarterly basis at an interest rate of 8%. The principal is due and payable in its entirety in June 2007.

LTV Acquisition payable – this represents the remaining balance outstanding pursuant to the contract with the secured and unsecured creditors of LTV Networks, Inc. This is pursuant to the 363-asset purchase plan. The balance outstanding accrues at an interest rate of 8%. Note was paid off during 3rd quarter 2006.

8 GENERAL AND ADMINISTRATIVE EXPENSES

Operating expenses for 2005 and 2006 were categorized as follows: costs for services, programming fees and general and administrative expenses.

9. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, if appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors. The Company has considered these factors in reaching its conclusion as to a valuation allowance for financial reporting purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Since inception, we have incurred losses and as of December 31, 2006 had an accumulated deficit of ($3,643,973). Our unaudited financial statements prepared by management, for the periods ending December 31, 2006 and 2005, can be found beginning on Page 55 of this Offering Circular.

We have a limited operating history, having begun our current operations in February, 2006, when we merged with LTV Acquisition, and as a result brought in the television programming operations which now provide the basis for our ongoing business.

Current losses are due to a lack of operating revenues. The Company is dependent on the raising of at least the Minimum Offering of $1,000,000 in this Offering to implement its business plan.

Relationships with companies like Baral are critical to the growth of LTV. Baral is a full service entertainment company that has operated in Mexico and the U.S. for over 25 years. A media/broadcasting company, Baral produces television, video, and web content, as well as CD-ROM and DVD projects for clients throughout the U.S. and Latin America. Headquartered in Coral Springs, Florida with an office in Mexico City, Mexico, Baral is owned by LTV Chief Operating Officer Luis F. Baraldi. Baral's studios in Coral Springs, which are fully operational as post-production and live production facility, are located 30 minutes from Miami Airport. Similarly, LTV has developed a relationship with 3Circles Media under which 3Circles Media is providing LTV with new content on a trial basis.

We believe that the Company needs to expand its distribution and the amount of new original content to generate material revenues. The Company expects to produce a core of original programming that will create and solidify the identity of the Company. This core programming will consist initially of six hours per week of News and Sports News programs. Additionally, the Company is planning approximately 14 hours per week of original content produced by LTV for the targeted audience.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Historically, the Company generated material revenues before its broadcast capability was destroyed on September 11, 2001. Since September 11, 2001, the Company's distribution of content has been severely limited and the Company has been unable to generate material revenues.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: NOT APPLICABLE %. What is the anticipated gross margin for next year of operations? Approximately NOT APPLICABLE %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

NOT APPLICABLE

50. Foreign sales as a percent of total sales for last fiscal year: NOT APPLICABLE %. Domestic government sales as a percent of total domestic sales for last fiscal year: NOT APPLICABLE %. Explain the nature of these sales, including any anticipated changes:

LTV has no foreign sales.

EXHIBIT A

SUBSCRIPTION DOCUMENTS

50,000,000 Shares


LTV

Common Stock

Investing in our shares involves risks which are described in the "Risk Factors" section beginning on page 4 of the Offering Circular.

	Per Share	Minimum	Maximum
Offering Price	$ 0.10	$1,000,000	$5,000,000

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The shares offered hereunder in accordance with Regulation A have not been recommended or approved by the Securities and Exchange Commission (the "SEC") or any state regulatory authority and neither the SEC nor any state regulatory authority passed upon the accuracy or adequacy of this offering or endorsed the merits of this offering. Any representation to the contrary is a criminal offense.

Latin Television, Inc.
3764 NW 124th Avenue
Coral Springs, Florida 33065

Name of Offeree: __________ Subscription Package No. __________

LATIN TELEVISION, INC.
SUBSCRIPTION DOCUMENTS

To subscribe for Common Stock, a prospective investor must complete and execute the subscription documents contained in this booklet in accordance with the instructions, including the subscription agreement and the purchaser questionnaire. This entire booklet, together with the appropriate payment should then be returned to: Latin Television, Inc., 3764 NW 124th Avenue, Coral Springs, Florida 33065. Please make checks payable to "Wachovia Bank, Escrow Agent for Latin Television, Inc."

If the Company does not accept your subscription, we will return your original documents and payment to you, without interest or deduction. Please be sure that your name appears in exactly the same way in each signature and in each place where it is marked in the documents.

The Company will accept subscriptions only from persons who qualify as "accredited investors" as that term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the "Commission"). The Company will accept subscriptions from investors in its sole and absolute discretion. Subscriptions from suitable prospective investors will be accepted at the sole discretion of the Company after receipt of all subscription documents, properly completed and executed, with the appropriate payment. Until the Company sells the minimum offering of $1,000,000 (10,000,000 Shares) (the "Minimum Offering"), the Company will hold the subscriber's funds in an escrow account at Wachovia Bank. Once the Company receives subscriptions for at least the Minimum Offering, the company may hold an initial closing (the "Initial Closing") at which the Company will accept subscriptions for at least the Minimum Offering and transfer the funds from the escrow account to the Company. After the Company holds the Initial Closing, the Company may hold subsequent closings until the Offering Termination Date. If the Company does not sell the Minimum Offering before the Offering Termination Date, the Company will return all subscription documents and all funds in escrow to subscribers. The minimum subscription for any investor is 100,000 shares ($10,000).

If you have any questions concerning the completion of these subscription documents, please contact Randall Appel, President and Chief Executive Officer of the Company at 954-255-5411.

THE OFFERING CIRCULAR IS NUMBERED AND ONLY DIRECTED TO THE SPECIFIC INDIVIDUAL OR ENTITY INDICATED ON ITS COVER PAGE. THIS OFFERING DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL. THE OFFEREE, BY ACCEPTANCE OF DELIVERY OF THIS OFFERING, AGREES NOT TO DELIVER OR DISTRIBUTE THIS OFFERING TO ANY PERSON, FIRM OR ENTITY OTHER THAN HIS/HER ADVISORS.

SUBSCRIPTION AGREEMENT
AND SIGNATURE PAGE

Ladies and Gentlemen:

1. **Subscription.** The undersigned hereby subscribes for and agrees to purchase shares of par value $0.0001 common stock (the "Shares") offered by Latin Television, Inc. (the "Company"), a Nevada corporation, as described in the Company's offering circular dated April 5, 2007, as amended (the "Offering Circular"). The undersigned is delivering with this Subscription Agreement a check payable to the order of Latin Television, Inc. in an amount equal to $0.10 per share being purchased to which the Subscription Agreement relates. The minimum investment is 100,000 shares, or $10,000.

The undersigned is subscribing for _______________ shares and has enclosed a check payable to the account described above in the amount of U.S. $ _________________.

2. **Representations and Warranties.** By executing this Subscription Agreement, the undersigned further:

(a) Acknowledges that the undersigned has received the Offering Circular including the "Risk Factors" set forth in the Offering Circular;

(b) Represents and warrants that the undersigned, in determining to purchase Shares, has relied solely upon the Offering Circular (including the exhibits) and the advice of the undersigned's legal counsel and accountants or other financial advisers with respect to the tax and other consequences involved in purchasing shares;

(c) Represents and warrants that the undersigned (i) is an accredited investor as that term is defined in Rule 501 of Regulation D promulgated by the Commission, (ii) is a qualified Keogh or corporate pension and/or profit-sharing plan or other employee benefit plan ("Plan") under section 401(a) of the Internal Revenue Code and either the Plan or the beneficiaries of the Plan is/are accredited investor(s), or (iii) is purchasing in a fiduciary capacity for a person meeting the definition of accredited investor;

(d) Represents and warrants, if subject to the Employee Retirement Income Security Act (ERISA), that the undersigned is aware of and has taken into consideration the diversification requirements of Section 404(a)(3) of ERISA in determining to purchase shares and that the undersigned has concluded that the purchase of shares is prudent;

(e) Understands that the undersigned will be required to provide current financial and other information to the Company to enable it to determine whether the undersigned is qualified to purchase Shares;

(f) Acknowledges that the undersigned has been encouraged to rely upon the advice of the undersigned's legal counsel and accountants or other financial advisers with respect to the tax and other considerations relating to the purchase of Shares and has been offered, during the course of discussions concerning the purchase of Shares, the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the undersigned has requested so as to understand more fully the nature of the investment and to verify the accuracy of the information supplied;

(g) Represents and warrants that (i) the undersigned is at least 21 years of age; (ii) the undersigned

maintains the undersigned's principal residence at the address shown below; and (iii) any personal financial information that is provided herewith by the undersigned, or is subsequently submitted by the undersigned at the request of the Company, does or will accurately reflect the undersigned's financial condition with respect to which the undersigned does not anticipate any material adverse change;

(h) Understands that no federal or state agency, including the Securities and Exchange Commission, has approved or disapproved the Shares, passed upon or endorsed the merits of the offering or the accuracy or adequacy of the Offering Circular, or made any finding or determination as to the fairness of the shares for investment;

(i) Acknowledges that the Company has the unconditional right to accept or reject this Subscription Agreement;

(j) Acknowledges that the Company has the unconditional right to accept this Subscription Agreement and apply the proceeds provided the minimum subscriptions have been raised on a timely basis as described in the Offering Circular;

(k) Represents and warrants that the information set forth herein concerning the undersigned is true and correct;

(l) Represents, warrants, and agrees that, if the undersigned is acquiring shares in a fiduciary capacity, (i) the above representations, warranties, agreements, acknowledgements, and understandings shall be deemed to have been made on behalf of the person or persons for whose benefit such Shares are being acquired, (ii) the name of such person or persons is indicated below under the subscriber's name, and (iii) further information as the Company deems appropriate shall be furnished regarding such person or persons.

3. **General Information for All Investors.**

Check One:
( ) Individual ownership
( ) Joint tenants with right of survivorship*
( ) Community Property
( ) Community Property with right of survivorship
( ) Tenants in common
( ) Individual ownership pursuant to purchases under the Uniform Gift to Minors Act**

____

Name of Beneficiary and Social Security Number of Beneficiary under the Uniform Gift to Minors Act
( ) Corporation***
( ) Partnerships ***
( ) Limited Liability Company***
( ) Trust***
( ) Retirement Plan***

* Signatures of both parties required. Each Co-Investor (other than a spouse) must complete and sign a separate Subscription Agreement and Questionnaire.

** All information requested in connection with investments under the Uniform Gift to Minors Act should be given on behalf of the adult custodian, not the minor beneficiary.

*** If this form of ownership is used, each person having an interest in such entity may be required to meet the suitability standards and submit an appropriate purchaser questionnaire.

PLEASE PRINT THE EXACT NAME(S) IN WHICH YOUR SHARES ARE TO BE REGISTERED:

Name(s): ____

Social Security Number or Employer Identification Number of each Investor:

____

State of Principal Residence: ____

Business/Home Address: ____
(Address - No P.O. Boxes please)

City ____________________ State ____________________ Zip Code __________

Address where you want your mail sent if different than above:

____
(Address - No P.O. Boxes please)

City ____________________ State ____________________ Zip Code __________

Business Telephone Number: (_____) ____________________

Home Telephone Number: (_____) ____________________

Facsimile Number: (_____) ____________________

IN WITNESS WHEREOF, intending to irrevocably bind the undersigned and the personal representatives, successors and assigns of the undersigned and to be bound by this Subscription Agreement, the undersigned is muting this Subscription Agreement on the date indicated.

____
Signature

____
PRINT Name of Individual, Corporation, Partnership, Limited Liability Company, Plan, or Trust

Dated: ________________________

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

INDIVIDUAL ACKNOWLEDGEMENT

STATE OF ____________)
) SS.:
COUNTY OF ___________

On this ____ day of ____, 2007, before me, a notary public in and for the state and county as aforesaid, personally appeared ______________________________, known to me to be the person(s) whose name(s) is (are) subscribed to the within instrument and acknowledged that he (she)(they) executed the same.

____
Notary Public

CORPORATE ACKNOWLEDGEMENT

State of ________________)
) ss.
County of _______________)

On the ________ day of _______________________, 2007, before me personally appeared _________________________, known to me to be the _________________of the corporation that executed the foregoing instrument, who swore and acknowledged that he executed the foregoing instrument in such capacity pursuant to authority given by the order of the Board of Directors of said corporation; and that he signed his name thereby by like order.

____
Notary Public

My Commission Expires:

____

PARTNERSHIP ACKNOWLEDGEMENT

State of ________________)
) ss.
County of _______________)

On the ________ day of ________________________, 2007, before me personally appeared ____________________________, known to me to be a general partner of the above-named partnership, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument, on behalf of the above-named partnership, and that the same is the free act and deed of said partnership and his free act and deed personally as such partner.

____
Notary Public

My Commission Expires:

____

LIMITED LIABILITY COMPANY ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the ________ day of ________________________, 2007, before me personally appeared ____________________________, known to me to be a member of the above-named limited liability company, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument, on behalf he above-named limited liability company, and that the same is the free act and deed of said limited liability company and his free act and deed personally as such member.

____
Notary Public

My Commission Expires:

____

TRUST ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the ________ day of ______________________, 2007, before me personally appeared ___________________________, known to me to be a ____________________________ of the above-named trust, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument on behalf of the above-named trust, and at the same is the free act and deed of said trust and his free act and deed personally as such person.

____
Notary Public

My Commission Expires:

____

PLAN ACKNOWLEDGEMENT

State of ________________)
) ss.
County of _______________)

On the _________ day of _________________________, 2007, before me personally appeared ______________________________, known to me to be a ______________________________ of the above-named plan, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument on behalf of the above-named plan, and that the same is the free act and deed of said plan and his free act and deed personally as such person.

____
Notary Public

My Commission Expires:

____

ACCEPTANCE BY LATIN TELEVISION, INC.

Latin Television, Inc. hereby accepts the subscription for Shares of ______________________________ for _____________ Shares for an aggregate price of $___________ ($0.10 per share) as of ___________________, 2007.

ACCEPTED BY THE COMPANY this the _______ day of ___________________, 2007.

LATIN TELEVISION, INC.

By: ____________________________
Randall S. Appel, President

PURCHASER QUESTIONAIRE

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

1. Name of Individual. ____

2. Investor Accreditation.

2.1 Accredited Investor Status. Please complete each of the following certifications:

(a) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).
Yes ______ No ______

(b) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.
Yes ______ No ______

2.2 Income Information.

(a) Gross Income During Last Two Years

Individual		Joint		
2006	2005	2006	2005	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 75,000
______	______	______	______	$ 75,001 - $200,000
______	______	______	______	$200,001 - $300,000
______	______	______	______	$300,001 or more

(b) Anticipated Gross Income During 2007

Individual	Joint	
______	______	Less than $50,000
______	______	$ 50,000 - $ 75,000
______	______	$ 75,001 - $200,000
______	______	$200,001 - $300,000
______	______	$300,001 or more

(c) Net Worth

Individual	Joint	
__________	__________	Less than $50,000
__________	__________	$ 50,000 - $ 99,999
__________	__________	$100,000 - $299,999
__________	__________	$300,000 - $599,999
__________	__________	$600,000 - $999,999
__________	__________	$ 1,000,000 or more

(d) Net Worth Exclusive of Home, Car, and Furnishings

Individual 2007	Joint 2006	
__________	__________	Less than $50,000
__________	__________	$ 50,000 - $ 99,999
__________	__________	$100,000 - $299,999
__________	__________	$300,000 - $599,999
__________	__________	$600,000 - $999,999
__________	__________	$ 1,000,000 or more


LTV

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

A. GENERAL INFORMATION FOR CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY INVESTORS

1. Name of Corporation, Partnership, or Limited Liability Company:
   ____
2. Date of Formation: ____
3. State of Incorporation or in which Organized: ______________________________
4. Type of Organization and Business Description: ______________________________
   ____
5. Number of Shareholders, Partners, or Members: ______________________________
6. Has the subscribing Corporation, Partnership, or Limited Liability Company been formed for the specific purpose of purchasing shares? Yes ______ No ______
7. Is the subscribing entity a limited liability company, partnership, "S" corporation or other form of "pass-through" entity for federal income tax purposes? Yes ______ No ______

B. ACCREDITATION

1. Accredited Investor Status. Please complete each of the following certifications:

   1.1 The undersigned Corporation, Partnership, or Limited Liability Company certifies that EACH of its shareholders, partners, or members meets at least ONE of the following conditions:

   (i) Each shareholder, partner, or member is a natural person whose individual net worth (or joint net worth with his spouse) exceeds $1,000,000 (including home, home furnishings and personal property).

   Yes ______ No ______

   (ii) Each shareholder, partner, or member is a natural person who had an individual income in excess of $200,000 in each of the previous two calendar years or joint income with such person's spouse in excess of $300,000 in each of those years and who reasonably expects to reach the same income level for the current calendar year.

   Yes ______ No ______

   (iii) The shareholder, partner, or member of the Investor is a corporation, partnership, or limited liability company and all of the shareholders, partners, or members (a "beneficial owner'), respectively, of such corporation, partnership, or limited liability company can answer yes to statement B.1.1 (i) or B.1.1 (ii) above.

   Yes ______ No ______

IF THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY HAS ANSWERED "YES" TO ANY PORTION OF STATEMENT B.1.1 ABOVE, EACH SHAREHOLDER, PARTNER, MEMBER, OR BENEFICIAL OWNER OF A SHAREHOLDER, PARTNER, OR MEMBER MUST COMPLETE AND EXECUTE EXHIBIT C/P-1.

IF THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY HAS ANSWERED "NO" TO EACH PORTION OF STATEMENT B.I.I. ABOVE, PLEASE ANSWER SECTIONS B.1.2 THROUGH B.1.10.

1.2 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it has total assets in excess of $5,000,000 and that it was not formed for the specific purpose of investing in the shares.

Yes ______ No ______.

1.3 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a bank as defined in Section 3(a)(2) of the Securities Act of 1933.

Yes ______ No ______

1.4 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act of 1933.

Yes ______ No ______

1.5 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 and purchasing shares for its own account.

Yes ______ No ______

1.6 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an insurance company as defined in Section 2(13) of the Securities Act of 1933.

Yes ______ No ______

1.7 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940.

Yes ______ No ______

1.8 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

Yes ______ No ______

1.9 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

Yes ______ No ______

1.10 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an organization described in Section 501(c)(3) of the Internal Revenue Code with total assets in excess of $5,000,000.

Yes ______ No ______

C. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

____

1.2 Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question D.1.1 is necessary in order for the Investor to affect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question C.1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

1.4 Please provide a corporate resolution approving the purchase of the shares and authorizing the appropriate officer to sign all necessary documents relating thereto, including the share certificate and this subscription agreement.

Dated: _____________, 2007

____
Signature

____
Print Name

____
Title

____
Name of Corporation, Partnership, or
Limited Liability Company

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ______________________________
   Residence Address: ______________________________
   City: ______________ State: ______________ Zip: __________
   Business Telephone Number (___) ______________
   Home Telephone Number (___) ______________
   Facsimile Number (___) ______________
   State of Principal Residence: ______________ U.S. Citizen: Yes _____ No ______
   Social Security Number: ______________

2. Are you age 21 or older? Yes ______ No ______

II. ACCREDITATION

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings and automobiles).
   Yes ______ No ______

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.
   Yes ______ No ______

2. Income Information:

   (i) Gross Income During Last Two Years

Individual		Joint		
2006	2005	2006	2005	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 75,000
______	______	______	______	$ 75,001 - $200,000
______	______	______	______	$200,001 - $300,000
______	______	______	______	$300,001 or more

(ii) Anticipated Gross Income During 2007

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 75,000
________	________	$ 75,001 - $200,000
________	________	$200,001 - $300,000
________	________	$300,001 or more

(iii) Current Net Worth

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

Dated: ____________, 2007

____
Signature

____
Print Name

____
Title

____
Name of Corporation, Partnership, or
Limited Liability Company

TRUST INVESTORS MUST COMPLETE THIS SECTION

A. TRUST INVESTORS

1. Name of Trust: ______________________________
2. Trustee(s):

Name	Address	Daytime Telephone No.

3. Date of Establishment: ______________________________
4. State in which Organized: ______________________________
5. List any other person who should receive copies of correspondence:

   ____

   ____
6. Names and Number of Beneficiaries: ______________________________

   ____
7. Has the subscribing Trust been formed for the specific purpose of investing in the shares?

   ( ) Yes ( ) No
8. Type of Trust: (Check One): ( ) Revocable ( ) Irrevocable

   Name of Grantor(s) (persons establishing the trust) of Revocable Trust:

   ____

IF THE TRUST IS REVOCABLE, DO NOT COMPLETE THE REMAINDER OF THIS PURCHASER QUESTIONNAIRE AND HAVE EACH GRANTOR COMPLETE EXHIBIT T-1. IF THE TRUST IS IRREVOCABLE, COMPLETE THE REMAINDER OF THIS PURCHASER QUESTIONNAIRE.

B. ACCREDITED INVESTOR STATUS. Please complete each of the following certifications:

1.1 The undersigned Trust has as its trustee a bank as defined in Section 3(a)(2) of the Securities Act of 1933.

Yes ______ No ______

1.2 The undersigned Trust certifies that it has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring the shares and is directed by a sophisticated person as defined in Rule 506(b)(2)(ii) under the Securities Act of 1933.

Yes ______ No ______

C.

Name(s) of person(s) making this investment decision on behalf of the Trust:

____

____

IF THE TRUST ANSWERED "NO" TO STATEMENT B.1.1 ABOVE, EACH OF THE FOREGOING PERSONS MUST COMPLETE AND EXECUTE EXHIBIT T-2.

D. SUITABILITY OF TRUST AS INVESTOR

1.1 Current Net Worth of Trust: $ ______________________.

1.2 Net Income of Trust For:
2006 $ ______________________ 2005 $ ______________________

1.3 Anticipated Net Income of Trust For 2006 $ ______________________

E. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

1.2. Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question E. 1.1 is necessary in order for the Investor to affect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question E. 1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

____

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ____

   Residence Address: ______________________________________

   City: ____________________ State: ________________ Zip: __________

   Business Telephone Number (___) ____________________

   Home Telephone Number (___) ____________________

   Facsimile Number (___) ____________________

   State of Principal Residence: ______________ U.S. Citizen: Yes _____ No ______

   Social Security Number: ____________________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes ______ No ______

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes ______ No ______

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes ______ No ______

Gentlemen:

Please be advised that I am a ( ) trustee or ( ) other fiduciary agent (please specify) ________________________________(check one) of__________________________ a ( ) trust, or ( ) other entity (please specify) __________________________ (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

(a) Profession, Business, or Employment:

____

____

(b) Business Address and Telephone Number:

____

____

(c) Position or Duties:

____

____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
__________	______________________________
__________	______________________________
__________	______________________________

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ________________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____

____

____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: ____________, 2007

____
Signature

____
Print Name

____
Title

____
Name of Trust

PLAN INVESTORS MUST COMPLETE THIS SECTION

A. PLAN INVESTORS

1. Name of Plan: ______________________________

2. (a) Type of Plan: ( ) Qualified Pension, Profit Sharing or Stock Bonus Plan
( ) Keogh ( ) IRA ( ) Other (Specify) ______________

   (b) Plan Fiduciaries: ______________________________

Name	Address	Telephone No.
________	________	________
________	________	________
________	________	________

3. Date of Establishment: ______________________________

4. State in which Organized: ______________________________

5. List any other person who should receive copies of correspondence:

____

____

6. Has the subscribing Plan been formed for the specific purpose of investing in the shares?
( )Yes ( )No

7. (a) Does each Plan Participant who will invest in shares (i) have the power to direct his investments and (ii) intend to invest in shares pursuant to the exercise of such power?
( )Yes ( )No

   (b) Does the Plan either (i) have one Plan Participant or (ii) provide for segregated accounts for each Plan Participant?
( )Yes ( )No

   (c) Does the undersigned Plan certify that investment decisions are made solely by persons that are accredited investors?
( )Yes ( )No

IF THE PLAN ANSWERED "YES" TO BOTH QUESTIONS 7 (a) AND 7 (b) ABOVE OR TO QUESTION 7 (c) ABOVE, THEN

(a) List:

(i) Number of Plan Participants: ______________________________

(ii) Name of Participant(s) who will invest in shares:

Name	Address	Telephone No.
____________	______________________________	______________
____________	______________________________	______________
____________	______________________________	______________

and (b): **EACH PLAN PARTICIPANT INVESTING IN SHARES SHOULD COMPLETE EXHIBIT P-1, AND THE PLAN SHOULD NOT COMPLETE SECTIONS II, III OR IV.**

IF THE PLAN DID NOT ANSWER "YES" TO BOTH QUESTIONS 1.7 (a) AND 1.7 (b) ABOVE OR TO QUESTION 1,7 (c) ABOVE, THEN THE PLAN MUST COMPLETE SECTIONS B, C AND D AND THE PERSON MAKING INVESTMENTS DECISIONS FOR THE PLAN MUST COMPLETE EXHIBIT P-2.

B. ACCREDITED INVESTOR STATUS. Please complete each of the following certifications:

The undersigned Plan certifies that it is an employee benefit plan within the meaning of Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA") and either (i) has total assets in excess of $5,000,000 or (ii) has its investment decision made by a plan fiduciary as defined in Section 3(21) or ERISA which is either a bank, savings and loan association, insurance company or registered investment adviser.

Yes ______ No ______

C. SUITABILITY OF TRUST AS INVESTOR

1.1 Current Net Worth of Plan: $ ____________________.

1.2 Net Income of Plan For:

2005 $ ____________________ 2004 $ ____________________

1.3 Anticipated Net Income of Plan For:

2006 $ ____________________

D. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

1.2. Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question D. 1.1 is necessary in order for the Investor to effect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question D. 1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

____

EXHIBIT P-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ____

   Residence Address: ______________________________________

   City: ____________________ State: ______________ Zip: __________

   Business Telephone Number (___) __________________

   Home Telephone Number (___) __________________

   Facsimile Number (___) __________________

   State of Principal Residence: ____________ U.S. Citizen: Yes _____ No ______

   Social Security Number: __________________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes ______ No ______

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes ______ No ______

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes ______ No ______

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ ___________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

5. Income Information:

(i) Gross Income During Last Two Years

Individual 2005	Individual 2004	Joint 2005	Joint 2004	
________	________	________	________	Less than $50,000
________	________	________	________	$ 50,000 - $ 75,000
________	________	________	________	$ 75,001 - $200,000
________	________	________	________	$200,001 - $300,000
________	________	________	________	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 75,000
________	________	$ 75,001 - $200,000
________	________	$200,001 - $300,000
________	________	$300,001 or more

EXHIBIT P-1

(iii) Current Net Worth

Individual	Joint	
____________	____________	Less than $50,000
____________	____________	$ 50,000 - $ 99,999
____________	____________	$100,000 - $299,999
____________	____________	$300,000 - $599,999
____________	____________	$600,000 - $999,999
____________	____________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car and Furnishings

Individual	Joint	
____________	____________	Less than $50,000
____________	____________	$ 50,000 - $ 99,999
____________	____________	$100,000 - $299,999
____________	____________	$300,000 - $599,999
____________	____________	$600,000 - $999,999
____________	____________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
____________	____________	Less than $50,000
____________	____________	$ 50,000 - $ 99,999
____________	____________	$100,000 - $299,999
____________	____________	$300,000 - $599,999
____________	____________	$600,000 - $999,999
____________	____________	$ 1,000,000 or more

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

Gentlemen:

Please be advised that I am a ( ) trustee or ( ) other fiduciary agent (please specify) ______________________________(check one) of ______________________________ a ( ) trust, or ( ) other entity (please specify) ______________________________ (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

   (a) Profession, Business, or Employment:

   ____

   ____

   (b) Business Address and Telephone Number:

   ____

   ____

   (c) Position or Duties:

   ____

   ____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
__________	______________________________
__________	______________________________
__________	______________________________
__________	______________________________

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree
______	______	______	______
______	______	______	______
______	______	______	______
______	______	______	______

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ________________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in or limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
______	______	______	$______
______	______	______	$______

____________________ _______________ __________ $________

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry ( ) Broker(s)
( ) Financial publication(s) ( ) Investment advisor(s)
( ) Trade or industry publication(s) ( ) Attorney(s)
( ) Banker(s) ( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____
____
____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: _____________, 2007

____
Signature

____
Print Name

____
Title

____
Name of Plan

END